Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

AND

PLAN OF REORGANIZATION

Among

BRIGHTCOVE INC.,

CACTI ACQUISITION LLC,

UNICORN MEDIA, INC.,

UNICORN MEDIA OF ARIZONA, INC.,

U MEDIA LIMITED,

and

VICKIE B. WITTIE,

AS THE SECURITYHOLDERS’ REPRESENTATIVE

Dated as of January 6, 2014

This Asset Purchase Agreement and Plan of Reorganization (the “Agreement”) has been included to provide investors and stockholders with information regarding its terms. It is not intended to provide any other factual information about Brightcove Inc. (“Brightcove”) or Unicorn Media, Inc. (“Unicorn”). The representations, warranties and covenants contained in the Agreement were made only for purposes of the Agreement and as of specific dates, were solely for the benefit of the parties to the Agreement, may be subject to limitations agreed upon by the contracting parties, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Agreement and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Brightcove or Unicorn or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreement, which subsequent information may or may not be fully reflected in our public disclosures.

i

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EXHIBITS

Exhibit A	Form of Acknowledgement Agreement
Exhibit B	Form of Lock-Up Agreement
Exhibit C	Form of Key Employee Agreement
Exhibit D	Form of Escrow Agreement
Exhibit E	Form of Legal Opinion
Exhibit F	Form of Bill of Sale, Assignment and Assumption agreement
Exhibit G	Form of Company Intellectual Property Assets Assignment
Exhibit H	Form of Non-Competition and Non-Solicitation Agreement
Exhibit I	Pro Rata Share

SCHEDULES

2.1(e)	Assumed Contracts
2.1(l)	Tangible Personal Property
2.1(p)	Purchased Assets
2.2	Excluded Assets
2.3	Assumed Liabilities
2.4(iii)	Excluded Indemnification Obligations
2.6	Certain Purchase Consideration Adjustments
2.12	Option Termination Liability
3.1	Existence; Good Standing; Authority
3.2	Capitalization
3.3	Subsidiaries
3.4	No Conflicts; Consents
3.5	Financial Statements
3.6	Absence of Certain Changes
3.9	Taxes
3.10	Employee Benefit Plans
3.11	Real and Personal Property
3.12	Labor and Employment Matters
3.13	Material Contracts
3.14	Intellectual Property
3.18	Licenses and Permits
3.20	Affiliated Transactions
3.22	Title to Assets and Properties
3.23	Insurance
3.24	Change of Control Payments
3.25	Significant Customers and Suppliers
3.26	Bank Accounts
5.1	Conduct of Business Prior to Closing
6.9	Employee Matters
6.12	Post-Closing Receivables and Payables
7.2(j)	Employee Arrangements
7.2(k)	Third-Party Consents
7.2(r)	Persons to Deliver Non-Competition and Non-Solicitation Agreement

iv

ASSET PURCHASE AGREEMENT AND PLAN OF REORGANIZATION

THIS ASSET PURCHASE AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”), dated as of January 6, 2014, is by and among Brightcove Inc., a Delaware corporation (“Parent”), Cacti Acquisition LLC, a Delaware limited liability company (“Buyer”), Unicorn Media of Arizona, Inc., an Arizona corporation, and U Media Limited, a private limited company registered in England and Wales (each, a “Seller Subsidiary” and, collectively, the “Seller Subsidiaries”), Unicorn Media, Inc., a Delaware corporation (the “Company”, and, collectively with the Seller Subsidiaries, sometimes referred to herein as the “Sellers” and each individually, a “Seller”), and Vickie B. Wittie, as the Securityholders’ Representative (the “Securityholders’ Representative”). Certain terms used in this Agreement are defined in Section 1.1 hereof. An index of defined terms used in this Agreement is set forth in Section 1.2 hereof.

WHEREAS, the Company is engaged in the Business (as defined below);

WHEREAS, the Sellers wish to sell, or cause to be sold, to Buyer, and Buyer wishes to purchase from the Sellers, the Purchased Assets (as defined below), and Buyer has agreed to assume certain obligations and liabilities related to the operation and conduct of the Business, each upon the terms and subject to the conditions set forth in this Agreement (the “Transaction”);

WHEREAS, a portion of the consideration otherwise payable to the Sellers in connection with the Transaction shall be placed into escrow pursuant to the terms of this Agreement, the release of such amount to be contingent upon certain events and conditions, all as set forth in Article VIII and the Escrow Agreement (as defined below);

WHEREAS, for United States federal income tax purposes, it is intended that the Transaction qualify as a “plan of reorganization” within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the “Code”), pursuant to which the Company will receive solely voting stock of Parent in exchange for all or substantially all of the assets of the Company and the Company shall subsequently distribute in liquidation such Parent stock to the Company’s stockholders in accordance with Section 368(a)(2)(G) of the Code pursuant to this plan of reorganization;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously approved this Agreement, the Transaction and the other transactions contemplated by this Agreement and determined that this Agreement, the Transaction and the other transactions contemplated by this Agreement are advisable and in the best interest of its stockholders;

WHEREAS, the sole member of Buyer has approved this Agreement, the Transaction and the other transactions contemplated by this Agreement;

WHEREAS, the Securityholders’ Representative, Buyer and the Escrow Agent shall enter into an Escrow Agreement to be effective at, and subject to the occurrence of, the Closing;

Asset Purchase Agreement and Plan of Reorganization – Page 2

WHEREAS, Parent, Buyer and the Sellers desire to make certain representations, warranties, covenants and agreements in connection with the Transaction, and also to prescribe various conditions to the Transaction;

WHEREAS, as a condition to the willingness of, and as an inducement to, Parent and Buyer to enter into this Agreement, certain holders of the Company’s securities have entered into an Acknowledgement Agreement substantially in the form attached hereto as Exhibit A (each, an “Acknowledgement Agreement”);

WHEREAS, as a condition to the willingness of, and as an inducement to, Parent and Buyer to enter into this Agreement, the Company is delivering to Buyer a Lock-Up Agreement substantially in the form attached hereto as Exhibit B (the “Lock-Up Agreement”); and

WHEREAS, as a condition to the willingness of, and as an inducement to, Parent and Buyer to enter into this Agreement, each Key Employee (as defined below) is delivering to Buyer an employment agreement substantially in the form attached hereto as Exhibit C (each, a “Key Employee Agreement”).

NOW THEREFORE, in consideration of the mutual agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I - DEFINED TERMS

Section 1.1          Certain Terms Defined. For the purposes of this Agreement:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” (and its derivatives) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of capital stock or other securities, by contract or agreement or otherwise.

“Assets” means properties, items, rights, Contracts, interests and assets of every kind, nature and description (wherever located), real, personal or mixed, tangible and intangible (wherever located and whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), in electronic form or otherwise, including all cash, inventory, receivables, prepaid rentals, deposits, advances and other prepaid expenses, equipment, fixtures, furniture, improvements, machinery, vehicles, instruments, computers, tools, parts, supplies and other personal property, data, records, files, manuals, blueprints and other documentation (including sales promotion materials, creative materials, art work, photographs, public relations and advertising material, studies, reports, correspondence and other similar documents and records and all client and customer lists, telephone and/or facsimile numbers, electronic mail addresses with respect to past, present or prospective clients and customers, other directory listings, sales and credit records, catalogs and brochures, purchasing records and records relating to suppliers and copies of all personnel records), Software, Technology, Intellectual Property Assets, and all rights and claims (whether contingent or absolute, matured or unmatured and whether in tort, contract or otherwise) against any Person.

Asset Purchase Agreement and Plan of Reorganization – Page 3

“Balance Sheet Date” means September 30, 2013.

“Business” means the business of the Company as currently conducted and proposed to be conducted, and includes the development, manufacture, use, importation, offer for sale and/or sale of the Products.

“Business Day” means any day other than a day on which the SEC is closed.

“Bylaws” means the Company’s Bylaws as in effect on the date hereof.

“Certificate of Incorporation” means the Company’s Second Amended and Restated Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on July 12, 2013, as may be amended as of the date hereof.

“Company Capital Stock” means any of the Company Common Stock and Company Preferred Stock.

“Company Common Stock” means any of the Common Stock, $0.0001 par value per share, of the Company.

“Company Copyrights” means registered and material unregistered Copyrights owned by the Company or held for use by the Company.

“Company Intellectual Property Assets” means all Intellectual Property Assets owned by the Company or held for use by the Company or any of its Subsidiaries.

“Company Marks” means registered and material unregistered Marks owned by the Company or used or held for use by the Company.

“Company Material Adverse Effect” means any fact, change, event, circumstance, development or effect that (i) is materially adverse to the business, assets, liabilities, condition (financial or otherwise), or results of operations of the Company, taken as a whole, provided, however, that none of the following constitute, or will be considered in determining whether there has occurred, a Company Material Adverse Effect, but with respect to items (a), (c) and (d) only to the extent that such changes, events, circumstances, developments or effects do not adversely affect the Company in a disproportionate manner relative to other similarly situated participants in the industries or markets in which it operates: (a) changes that are the result of factors generally affecting the industries or markets in which the Company operates; (b) changes resulting from the announcement of the transactions contemplated hereby; (c) changes in laws, rules, regulations or GAAP or the interpretation thereof; (d) changes that are the result of economic factors affecting the national, regional or world economy, acts of God, hostilities or acts of war, sabotage or terrorism; (e) changes made by the Company that are required by the terms of this Agreement or made at the request of Buyer; and (f) changes made by the Company with the written consent of Buyer, provided, that the underlying fact, change, event, circumstance, development or effect giving rise to such written consent of Buyer may constitute a “Company Material Adverse Effect” hereunder regardless of any such written consent; or (ii) would materially impair or delay the ability of the Company to perform its obligations hereunder, including the consummation of the Transaction.

Asset Purchase Agreement and Plan of Reorganization – Page 4

“Company Options” means an option (whether or not vested or exercisable) to purchase Company Common Stock that has been granted under the Company Stock Option Plan.

“Company Patents” means Patents owned by the Company or used or held for use by the Company.

“Company Preferred Stock” means, collectively, the Series A Preferred Stock, the Series A-1 Preferred Stock and the Series A-2 Preferred Stock.

“Company Stock Option Plan” means the Company’s 2007 Long-Term Incentive Plan, as amended to date.

“Company Trade Secrets” means Trade Secrets owned by the Company or used or held for use by the Company.

“Company Transaction Expenses” means all fees, costs or expenses accrued, incurred or paid or payable by any Seller in connection with the transactions contemplated hereby, including with respect to financial, accounting, tax and legal advisors to such Persons.

“Contract” means any contract, commitment, agreement, instrument, arrangement, understanding, obligation, undertaking, permit, concession, franchise, license, whether oral or written (including all amendments thereto).

“Conveyance Taxes” means all sales, use, value added, transfer, stamp, stock transfer, real property transfer or gains and similar Taxes.

“Copyrights” means copyrights in both published and unpublished works, including without limitation all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications, and all derivatives, translations, adaptations and combinations of the above.

“Court” means any court or arbitration tribunal of the United States, any domestic state, any foreign country and any political subdivision or agency thereof.

“DGCL” means the General Corporation Law of the State of Delaware.

“Environment” means soil, surface waters, groundwater, land, stream sediments, surface or subsurface strata and ambient air and biota living in or on such media.

“Environmental Laws” means all laws relating to protection of the Environment, including, without limitation, the federal Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Endangered Species Act and similar federal, state and local laws as in effect on the Closing Date.

“Escrow Agent” means Wells Fargo Bank, National Association.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

Asset Purchase Agreement and Plan of Reorganization – Page 5

“Excluded Taxes” means (a) all Liabilities of the Sellers or any Affiliate of the Sellers for Taxes for any period, including any Taxes that arise as a result of the transactions contemplated by this Agreement or any of the Ancillary Agreements, (b) all Taxes relating to the Excluded Assets or Excluded Liabilities for any period, (c) all Taxes relating to the Purchased Assets or the Assumed Liabilities for any Pre-Closing Period, (d) all Straddle Period Taxes that are not real and personal property Taxes, ad valorem Taxes, and similar Taxes, (e) the amount of any Straddle Period Taxes that are real and personal property Taxes, ad valorem Taxes, and similar Taxes for the entire taxable period multiplied a fraction, the numerator of which is the number of days in the taxable period ending on and including the Closing Date, and the denominator of which is the number of days in such Straddle Period, (f) all Conveyance Taxes and (g) all Taxes imposed on Parent or Buyer as a result of any breach of warranty or misrepresentation under Section 3.9 or any breach by the Sellers or any Affiliate of the Sellers of any covenant or agreement in this Agreement or any of the Ancillary Agreements.

“GAAP” means generally accepted accounting principles as applied in the United States on a consistent basis.

“Hazardous Material” means any pollutant, toxic substance, hazardous waste, hazardous materials, hazardous substances, petroleum or petroleum-containing products as defined in, or listed under, any Environmental Law.

“Indebtedness” means, with respect to the Company, (a) all indebtedness of the Company, whether or not contingent, for borrowed money, (b) all obligations of the Company for the deferred purchase price of property or services, (c) all obligations of the Company evidenced by notes, bonds, debentures or other similar instruments, including any prepayment penalties, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Company, (e) all obligations of the Company as lessee under leases that have been or should be recorded as capital leases in accordance with GAAP, (f) all obligations, contingent or otherwise, of the Company under acceptance, letter of credit or similar facilities, (g) all obligations of the Company to purchase, redeem, retire, defease or otherwise acquire for value any equity interest or equity securities of the Company or any warrants, rights or options to acquire such equity interest or equity securities, (h) all Indebtedness of other Persons of any type referred to in clauses (a) through and including (g) above guaranteed directly or indirectly in any manner by the Company, and (i) all Indebtedness of any type referred to in clauses (a) through and including (g) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by the Company, even though the Company has not assumed or become liable for the payment of such Indebtedness.

“Indemnified Party” means a Buyer Indemnified Party and a Seller Indemnified Party, as the case may be.

“Insolvent” means that the sum of the debts and other probable Liabilities of the Company exceeds the present fair saleable value of the Company’s assets.

Asset Purchase Agreement and Plan of Reorganization – Page 6

“Intellectual Property Assets” means any and all of the following, as they exist throughout the world: (a) Patents, (b) Marks, (c) Copyrights, (d) Trade Secrets, (e) any and all other intellectual property rights and/or proprietary rights relating to any of the foregoing, and (f) goodwill, franchises, licenses, permits, consents, approvals, and claims of infringement and misappropriation against third parties.

“IRS” means the United States Internal Revenue Service.

“knowledge,” “to the Company’s knowledge” and words and phrases of similar import means the actual knowledge, after reasonable inquiry, of any of the officers of the Company and the Seller Subsidiaries and any individual who, either alone or in concert with others, has developed, invented, programmed or designed any Company Intellectual Property Assets.

“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

“Liabilities” means, with respect to any Person, any and all liabilities and obligations of any kind (whether known or unknown, contingent, accrued, due or to become due, secured or unsecured, matured or otherwise), including but not limited to accounts payable, all liabilities and obligations related to Indebtedness or guarantees, costs, expenses, royalties payable, and other reserves, wages, accrued bonuses and commissions, accrued vacation and any other form of leave, termination payment obligations, penalties, employee expense obligations and all other liabilities and obligations of such Person or any of its subsidiaries or Affiliates, regardless of whether such liabilities are required to be reflected on a balance sheet in accordance with GAAP.

“Licenses In” means licenses, sublicenses or other agreements under which the Company is granted rights by others in Intellectual Property Assets.

“Licenses Out” means licenses, sublicenses or other agreements under which the Company has granted rights to others in Intellectual Property Assets.

“Lien” means, with respect to any asset, any mortgage, lien, license, pledge, charge, security interest, restriction or encumbrance of any kind in respect of such asset.

“Losses” of a Person means, without duplication, any and all losses, liabilities, damages, claims, awards, judgments, costs and expenses, interest and penalties (including, without limitation, reasonable attorneys’ fees actually incurred) asserted against, imposed upon or sustained or incurred by such Person.

“Marks” means rights in registered and unregistered trademarks, service marks, trade names, trade dress, logos, packaging design, slogans and domain names, and registrations and applications for registration of any of the foregoing.

“Order” means any judgment, order, decision, writ, injunction, ruling or decree of, or any settlement under the jurisdiction of, any Court or Governmental Authority.

“Parent Common Stock” means the common stock, $0.001 par value per share, of Parent.

Asset Purchase Agreement and Plan of Reorganization – Page 7

“Parent Material Adverse Effect” means any fact, change, event, circumstance, development or effect that (i) is materially adverse to the business, assets, liabilities, condition (financial or otherwise), or results of operations of Parent, taken as a whole, provided, however, that none of the following constitute, or will be considered in determining whether there has occurred, a Parent Material Adverse Effect, but with respect to items (a), (c) and (d) only to the extent that such changes, events, circumstances, developments or effects do not adversely affect Parent in a disproportionate manner relative to other similarly situated participants in the industries or markets in which it operates: (a) changes that are the result of factors generally affecting the industries or markets in which Parent operates; (b) changes resulting from the announcement of the transactions contemplated hereby; (c) changes in laws, rules, regulations or GAAP or the interpretation thereof; (d) changes that are the result of economic factors affecting the national, regional or world economy, acts of God, hostilities or acts of war, sabotage or terrorism; and (e) any decline in the price or trading volume of the shares of Parent Common Stock; or (ii) would materially impair or delay the ability of Parent to perform its obligations hereunder, including the consummation of the Transaction.

“Parent SEC Documents” means all forms, reports, schedules, statements and other documents required to be filed or furnished by Parent with the SEC, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein and schedules and exhibits thereto.

“Parent Stock Price” means $14.00.

“Patents” means patents, patent applications of any kind, patent rights, inventions, discoveries and invention disclosures (whether or not patented).

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or group (as defined in Section 13(d) of the Exchange Act).

“Pro Rata Share” means, with respect to any Stockholder, the percentage determined by dividing (a) the amount of Adjusted Purchase Consideration payable to such Stockholder as set forth on the distribution schedule on Exhibit I (which such Exhibit shall be delivered at or prior to Closing), by (b) the total amount of Adjusted Purchase Consideration payable to all Stockholders as set forth on the distribution schedule on Exhibit I. Each Stockholder’s Pro Rata Share is set forth on Exhibit I.

“Products” means the products, computer programs and/or services and related documentation currently or previously researched, designed, developed, manufactured, performed, licensed, sold, distributed and/or otherwise made available by the Company.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping or emptying of a Hazardous Material into the Environment.

“SEC” means the United States Securities and Exchange Commission.

Asset Purchase Agreement and Plan of Reorganization – Page 8

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Preferred Stock” means the Series A Convertible Preferred Stock, $0.0001 par value per share, of the Company.

“Series A-1 Preferred Stock” means the Series A-1 Convertible Preferred Stock, $0.0001 par value per share, of the Company.

“Series A-2 Preferred Stock” means the Series A-2 Convertible Preferred Stock, $0.0001 par value per share, of the Company.

“Software” means any and all (i) computer software and code, including any and all software implementations of algorithms, models and methodologies, and including programs, assemblers, applets, compilers, data (including image and sound data), design tools and user interfaces, in any form or format, however fixed, whether in source code or object code format, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; and (iv) all user documentation, including user manuals and training materials, relating to any of the foregoing.

“Stockholder” means a holder of Company Capital Stock.

“Straddle Period” means any Tax period that includes, but does not end on, the Closing Date.

“Subsidiaries” means the subsidiaries of the Company identified on Schedule 3.3.

‘‘Tax’’ or ‘‘Taxes’’ means any U.S. federal, state, or local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Assets” means net operating losses, capital loss carry forwards, foreign tax credit carry forwards, research and development credits, and assets bases and depreciation periods.

“Tax Returns” means all returns, declarations, reports, claims for refund, information returns or statements and other documents relating to Taxes, including all schedules and attachments thereto, and including all amendments thereof.

Asset Purchase Agreement and Plan of Reorganization – Page 9

“Technology” means all technology and intellectual property, tangible or intangible, regardless of form, including: (i) published and unpublished works of authorship, including without limitation audiovisual works, collective works, Software, user documentation, compilations, databases, derivative works, literary works, maskworks, and sound recordings; (ii) inventions and discoveries, whether or not patentable, reduced to practice or made the subject of a pending patent application, including articles of manufacture, business methods, compositions of matter, improvements, machines, methods, and processes and new uses for any of the preceding items; (iii) Marks, (iv) databases, data compilations, collections of data, and technical data; (v) domain names; and (vi) information that is not generally known or readily ascertainable through proper means, whether tangible or intangible, including algorithms, customer lists, ideas, designs, formulas, know-how, methods, processes, programs, prototypes, models, systems, and techniques (“Confidential Information”).

“Trade Secrets” means rights in know-how, trade secrets, confidential or proprietary information, research in progress, algorithms, data, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, testing procedures and testing results.

“Transaction Documents” means this Agreement, the Escrow Agreement and such other instruments and agreements required by this Agreement to be executed and delivered hereunder, including without limitation, the Ancillary Agreements.

“Transferred Technology” means all Technology owned by (whether exclusively or jointly with third parties) or held in the name of the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries holds an exclusive license, a non-exclusive license, or a covenant not to sue, including all Technology listed or described in Schedule 3.14(a). To the extent that any Software constitutes Transferred Technology, all versions and releases of such Software and all Software from which such Software was derived, in both source code and object code form, will be included as Transferred Technology.

“Treasury Regulations” means the Treasury Regulations (including temporary regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

Section 1.2           Definitions. The following terms have the meanings set forth in the Sections set forth opposite such term below:

Term	Section Reference
401(k) Plan	7.2(l)
Accountants	2.7(b)(ii)
Acknowledgement Agreement	Recitals
Acquisition Transaction	6.5(b)
Adjusted Purchase Consideration	2.6
Agreed Claims	8.4(e)
Agreement	Preamble
Alternative Transaction	6.5(a)
Ancillary Agreements	2.2
Applicable Article III Provision	Article III
Assumed Contracts	2.1(e)

Asset Purchase Agreement and Plan of Reorganization – Page 10

Assumed Liabilities	2.3
Audit Accountants	6.11(a)
Base Balance Sheet	3.5(a)(ii)
Buyer	Preamble
Buyer Indemnified Party	8.2(a)
Chosen Courts	10.7
Claim Certificate	8.4(a)
Closing	2.5
Closing Balance Sheet	2.7(b)(i)
Closing Date	2.5
Code	Recitals
Company	Preamble
Company Board	Recitals
Company Compensatory Warrant	2.12(c)
Company Employee Programs	3.10(a)
Company Licenses	3.18
Confidentiality Agreement	6.2(c)
Deferred Consent	2.8(a)
Deferred Item	2.8(a)
Dispute Notice	2.7(b)(ii)
EDGAR	Article IV
Employee	2.4
Employee Assignment Agreements	2.1(i)
Employee Program	3.10(k)(i)
ERISA	3.10(k)(ii)
ERISA Affiliate	3.10(k)(iv)
Escrow Agreement	2.6
Escrow Amount	2.6
Escrow Fund	2.6
Estimated Closing Balance Sheet	2.7(a)(i)
Excluded Assets	2.2
Excluded Liabilities	2.4
Fair Labor Standards Act	3.12(c)
FIN 48	3.5(e)
Final Closing Balance Sheet	2.7(b)(ii)
Financial Statements	3.5(a)
Governmental Authority	3.4(b)
Historical Financial Information	6.11(a)
Indemnification Cut-Off Date	8.1
Indemnity Claim	8.7(a)
IP Representations	8.1
Key Employee Agreement	Recitals
Key Employees	7.2(j)
Leased Real Property	3.11(b)
Leases	3.11(b)
Lien Instrument	3.22(a)

Asset Purchase Agreement and Plan of Reorganization – Page 11

Lock-Up Agreement	Recitals
Major Customers	3.13(a)(xx)
Material Contracts	3.13(a)
Multiemployer Plan	3.10(k)(v)
Open Source Materials	3.14(b)(xiv)
Option Termination Liability	2.12(a)
Optionholder	2.12(a)
Parent	Preamble
Parent Financial Statements	4.8
Parent Options	4.4(b)
Parent Stock Amount	2.6
Pre-Closing Period	5.1
Pro Forma Financial Information	6.11(b)
Purchase Consideration	2.6
Purchased Assets	2.1
Required Financial Information	6.11(b)
Requisite Stockholder Approval	3.21
Retention Payments	6.9(g)
Schedules	Article III
Section 280G Stockholder Approval	6.9(e)
Securityholders’ Representative	Preamble
Seller	Preamble
Seller Indemnified Party	8.3(a)
Seller Subsidiaries	Preamble
Specified Representations	8.1
Takeover Statutes	3.27
Third Party Claim	8.4(a)
Third Party IP Assets	3.14(b)(v)
Threshold	8.2(b)(i)
Transaction	Recitals
Vested Company Options	2.12(a)
Warrant Termination Liability	2.12(c)
Warrantholder	2.12(c)

Article II - PURCHASE AND SALE OF ASSETS

Section 2.1          Purchased Assets. At the Closing (as defined below) and subject to the terms and conditions of this Agreement and satisfaction of the conditions found in Article VII hereof, the Sellers shall irrevocably sell, assign, transfer, convey and deliver to Buyer or its designees, free and clear of all Liens, and Buyer shall purchase and acquire (or to cause its designees to purchase and acquire) from Sellers, all of Sellers’ rights, title and interest in and to all of the Purchased Assets. “Purchased Assets” means all Assets used in, held for use in, necessary for, or related to the conduct or operation of the Business or otherwise contemplated to be transferred to Buyer pursuant to this Agreement, including any such Assets acquired by any Seller and their subsidiaries between the date hereof and the Closing Date, including the following:

Asset Purchase Agreement and Plan of Reorganization – Page 12

(a)          all accounts receivable of, and other Indebtedness owing to any Seller existing as of the date hereof and as of the Closing Date;

(b)          the Transferred Technology;

(c)          all Confidential Information used in, held for use in, necessary for, or related to the conduct of the Business, and all copies and embodiments of documents, electronic files and other objects embodying such Confidential Information;

(d)          all copies of, and embodiments of documents, electronic files, and other objects embodying, all Company Intellectual Property Assets and Transferred Technology;

(e)          all of the Company’s, title and interest in and to every Contract set forth on Schedule 2.1(e) (the “Assumed Contracts”);

(f)           all transferable warranties and guarantees of third parties for the benefit of the Business, and any claims, rights, credits, causes of action, or rights of setoff against third parties to the extent relating to or arising from the Business or any of the Purchased Assets;

(g)          unless otherwise determined by Buyer, all transferable Company Licenses;

(h)          all rights, claims, credits, causes of action, or rights of set-off of the Sellers with respect to or arising out of the Purchased Assets or the Assumed Liabilities, including, to the extent assignable under applicable Laws, all rights to recover past, present, and future damages for the breach, infringement, violation, or misappropriation, as the case may be, of any of the Purchased Assets (including the Company Intellectual Property Assets), and all claims, judgments, causes of action or demands of whatever kind or description arising out of or related to the Business, including those arising out of or related to the Purchased Assets (including pre-payments related to the Purchased Assets), whether known or unknown, contingent or noncontingent;

(i)           the Company’s right, title and interest, but not obligations, (x) under any employment, confidentiality, invention assignment, or similar agreements with Employees (“Employee Assignment Agreements”), but only to the extent required to permit Buyer to enjoin, restrain, recover damages from, or obtain any other remedies from or against, and to obtain specific performance of such Employee Assignment Agreements by, any Employee who breaches any Employee Assignment Agreement (including any confidentiality provisions relating to the Business or Purchased Assets), and to the extent necessary to permit Buyer to protect its rights and interests in connection with the Business and the Purchased Assets and the transactions contemplated under this Agreement and the Ancillary Agreements, and (y) any confidentiality agreements or similar agreements entered into by the Company, on the one hand, and any Person, on the other hand, relating to the Business;

(j)           all of the Sellers’ goodwill in or associated with any of the Purchased Assets and the Business, and the going concern value of the Business;

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(k)          all books and records, including ledgers, correspondence, lists, studies and reports and other printed or written materials, including, without limitation, all lists and records pertaining to customers, personnel, agents, suppliers, distributors and pricing, purchase and sale records, quality control records, research and development files, files and data, company manuals and other business related documents and materials, whether written, electronic or otherwise, all telephone and facsimile numbers and internet access (including email) accounts, in the Sellers’ care, custody, or control, used in or otherwise related to the Business;

(l)           all tangible personal property, including all machinery, equipment, molds, tools, spare parts, furniture, accessories, office materials, packaging and shipping materials, office equipment, personal computers, telephone units, facsimile machines, file cabinets, artwork and drawings and other tangible personal property, including those items listed on Schedule 2.1(l);

(m)         all raw materials, work-in-progress, finished goods, supplies and other inventories, wherever situated;

(n)          all Assets otherwise contemplated to be transferred to Buyer pursuant to this Agreement or any Ancillary Agreement;

(o)          the Company’s business intelligence databases and all data stored therein; and

(p)          all Assets set forth on Schedule 2.1(p).

Section 2.2          Excluded Assets. Notwithstanding the foregoing, the Purchased Assets shall exclude: (i) the assets set forth on Schedule 2.2 hereof; (ii) the Sellers’ rights under or pursuant to this Agreement and the documents, instruments and agreements executed in connection herewith (the “Ancillary Agreements”); (iii) the Company’s personnel records and any other records that the Company or such subsidiary is required by law to retain in its possession, provided that the Buyer shall be given copies at the Closing; (iv) the Company’s minute books, statutory books and corporate seal, provided that the Buyer shall be given copies such minutes books and statutory books at the Closing to the extent related to periods at or prior to the Closing; (v) all bank accounts maintained by or on behalf of the Company; (vi) all real property interests; and (vii) the capital stock or equity interests of the Company or any Seller Subsidiary ((i)-(vii) collectively, the “Excluded Assets”).

Section 2.3          Assumed Liabilities. Buyer shall assume, effective as of the Closing, the Assumed Liabilities. “Assumed Liabilities” means collectively, (i) all executory obligations of the Company that arise out of performance obligations under the Assumed Contracts to the extent that such Liabilities arise out of Buyer’s actions or operations under the Assumed Contracts subsequent to the Closing Date, (ii) all liabilities specifically set forth on the Closing Balance Sheet (except for Excluded Liabilities), and (iii) any liability arising following the Closing from the operation and conduct of the Business by Buyer after the Closing (it being understood that any Liabilities that arise from or relate to any facts, circumstances or operations by the Sellers or at or prior to the Closing shall constitute Excluded Liabilities); (iv) the liabilities related to accrued compensation to certain individuals as set forth on Schedule 2.6; (v) any Company Transaction Expenses as set forth on Schedule 2.6; and (vi) any Indebtedness as set forth on Schedule 2.6.

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Section 2.4          Excluded Liabilities. Notwithstanding anything to the contrary herein, the Sellers shall retain, and shall be responsible for paying, performing and discharging, when due, and Parent, Buyer and their respective Affiliates shall not assume or have any responsibility for, any Excluded Liabilities. “Excluded Liabilities” means any and all Liabilities that are not Assumed Liabilities, including, without limitation, the following: (i) the violation or alleged violation of any Law; (ii) claims of creditors of any Seller; (iii) any obligation of any Seller to indemnify any Person pursuant to the Contracts listed on Schedule 2.4(iii), subject to the limitations set forth on such Schedule 2.4(iii); (iv) all Excluded Taxes; (v) all Liabilities, whenever or however arising, including all costs, damages, wages, penalties and other expenses relating thereto arising under any Contract, law, permit, or action before any Governmental Authority, Law, order or any award of any arbitrator of any kind relating to any Employee Program, employment agreement, offer letter, consulting agreement, or otherwise, relating to any current or former employee, consultant, advisor, independent contractor, agent, officer or director of the Sellers or any ERISA Affiliate (each, an “Employee”) and his or her service to or employment with the Company or any ERISA Affiliate; and (vi) any Liability of Seller under this Agreement and any Liability related to or arising out of the Excluded Assets.

Section 2.5          Closing. The closing of the transactions contemplated hereunder (the “Closing”) shall occur as promptly as practicable (but in no event later than the third Business Day) after all of the conditions set forth in Article VII shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same (other than those that by their terms are to be satisfied or waived at the Closing), and, subject to the foregoing, shall take place at such time and on a date to be specified by the parties (the “Closing Date”). The Closing shall take place at the offices of Goodwin Procter LLP, Exchange Place, Boston, Massachusetts 02109, or at such other place as agreed to by the parties hereto.

Section 2.6          Transaction Consideration. In full consideration of the sale, assignment and transfer of the Purchased Assets and the assumption of the Assumed Liabilities and the execution and delivery by the parties hereto of this Agreement and the other Transaction Documents, as defined below, made in connection with the Transaction, the purchase price for the Purchased Assets shall be such number of shares of Parent Common Stock as is equal to the quotient, rounded to the nearest whole share (such rounded number of shares of Parent Common Stock, the “Parent Stock Amount”), obtained by dividing (i) the difference between (A) $49,000,000 (the “Purchase Consideration”) and (B) the amounts set forth on Schedule 2.6, all of which shall be paid by Buyer at the Closing (such difference, the “Adjusted Purchase Consideration”), divided by (ii) the Parent Stock Price. At the Closing, the Company shall deliver an updated Schedule 2.6 to the extent the amounts required to be set forth on Schedule 2.6 have changed since the date hereof. At the Closing, Buyer shall deliver or cause to be delivered to the Escrow Agent (as defined below) out of the Parent Stock Amount 1,285,715 shares of Parent Common Stock (the “Escrow Amount”), payable into the account designated therefor in the Escrow Agreement (as defined below). The Escrow Amount shall be held by the Escrow Agent in a separate account (the “Escrow Fund”) solely for purposes of the payment to Buyer in satisfaction of any indemnification or other claims of any Buyer Indemnified Party required by Article VIII. The Escrow Fund shall be governed by the terms of an escrow agreement to be entered into by and among Buyer, the Securityholders’ Representative and the Escrow Agent, such escrow agreement to be substantially in the form attached hereto as Exhibit D (the “Escrow Agreement”). The Parent Stock Amount, less the Escrow Amount, shall be payable by Buyer to the Company on the Closing Date, by delivery of one or more stock certificates evidencing such shares of Parent Common Stock, or by delivery of such shares of Parent Common Stock in book entry form to be held as a book position in the name of the Company. The Sellers and the Stockholders shall not be entitled to receive any portion of the Escrow Amount unless and until it is distributed in accordance with the terms of the Escrow Agreement. Notwithstanding anything to the contrary herein, the parties to this Agreement acknowledge and agree that the shares of Parent Common Stock issuable in connection with the Transaction shall be issued by Parent to the Sellers in compliance with the Securities Act and applicable Laws, as set forth in Section 2.9.

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Section 2.7          Preparation of Closing Balance Sheets.

(a)          Preparation of Estimated Closing Balance Sheet.

(i)           The Company shall prepare in good faith and, at least three Business Days prior to the Closing Date, deliver to Buyer an estimated balance sheet of the Company, which shall be reasonably acceptable to Buyer, as of the close of business on the day immediately prior to the Closing Date, reflecting thereon the Company’s best estimate of all balance sheet items of the Company (the “Estimated Closing Balance Sheet”). The Estimated Closing Balance Sheet shall be prepared in accordance with GAAP, consistently applied (except no footnotes shall be required), and using the same GAAP accounting principles, practices, methodologies and policies, that were used to prepare the Base Balance Sheet.

(ii)          Following receipt of the Estimated Closing Balance Sheet, the Company shall permit Buyer and its representatives at all reasonable times and upon reasonable notice to review the Company’s working papers relating to the Estimated Closing Balance Sheet as well as all of the Company’s accounting books and records relating to the determination of the Estimated Closing Balance Sheet, and the Company shall make reasonably available its representatives responsible for the preparation of the Estimated Closing Balance Sheet in order to respond to the reasonable inquiries of Buyer.

(b)          Preparation of Final Closing Balance Sheet.

(i)           As promptly as practicable, but no later than 60 days after the Closing Date, Buyer shall prepare and deliver to the Securityholders’ Representative a balance sheet of the Company as of the close of business on the day immediately prior to the Closing Date, reflecting thereon Buyer’s best estimate of the same balance sheet items of the Company as included on the Estimated Closing Balance Sheet but adjusted to take into account the final balances as of the close of business on the day immediately prior to the Closing Date (the “Closing Balance Sheet”). The Closing Balance Sheet shall be prepared in accordance with GAAP and using the same GAAP accounting principles, practices, methodologies and policies that were used to prepare the Estimated Closing Balance Sheet.

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(ii)          Unless the Securityholders’ Representative delivers the Dispute Notice within 30 days after receipt of the Closing Balance Sheet, such Closing Balance Sheet shall be deemed the “Final Closing Balance Sheet,” shall be binding upon the parties hereto and shall not be subject to dispute or review. If the Securityholders’ Representative disagrees with the Closing Balance Sheet, the Securityholders’ Representative may, within 30 days after receipt thereof, notify Buyer in writing (the “Dispute Notice”), which Dispute Notice shall provide reasonable detail of the nature of each disputed item on the Closing Balance Sheet, including all supporting documentation thereto, and the Securityholders’ Representative shall be deemed to have agreed with all other items and amounts contained in the Closing Balance Sheet delivered pursuant to this Section 2.7(b). Buyer and the Securityholders’ Representative shall first use commercially reasonable efforts to resolve such dispute between themselves and, if Buyer and the Securityholders’ Representative are able to resolve such dispute, the Closing Balance Sheet shall be revised to the extent necessary to reflect such resolution, shall be deemed the “Final Closing Balance Sheet” and shall be conclusive and binding upon the parties hereto and shall not be subject to dispute or review. If Buyer and the Securityholders’ Representative are unable to resolve the dispute within 15 days after receipt by Buyer of the Dispute Notice, Buyer and the Securityholders’ Representative shall submit the dispute to an independent accounting firm that has not been engaged by Buyer or Company during the two year period prior to the date of this Agreement (the “Accountants”). The Accountants shall act as experts and not arbiters and shall determine only those items that remain in dispute on the Closing Balance Sheet. Promptly, but no later than 30 days after engagement, the Accountants shall deliver a written report to Buyer and the Securityholders’ Representative as to the resolution of the disputed items and the resulting Closing Balance Sheet. The Closing Balance Sheet as determined by the Accountants shall be deemed the “Final Closing Balance Sheet,” shall be conclusive and binding upon the parties hereto and shall not be subject to dispute or review. The fees and expenses of the Accountants in connection with the resolution of disputes pursuant to this Section 2.7(b) shall be paid equally by the Sellers and Buyer. Buyer and the Securityholders’ Representative agree that they will, and agree to cause their respective representatives and independent accountants to cooperate and assist in the preparation of the Closing Balance Sheet and in the conduct of the audits and reviews referred to in this Section 2.7(b), including, without limitation, the making available to the extent necessary of books, records, work papers and personnel. Securityholders’ Representative shall have access (at reasonable times during normal business hours, on reasonable prior written notice and in a manner so as not to interfere with the conduct of Parent’s or Buyer’s business operations) to prior officers and employees of the Company for the purpose of preparing, reviewing, and analyzing the Closing Balance Sheet.

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Section 2.8          Deferred Assets.

(a)          Notwithstanding anything to the contrary herein, unless otherwise determined by Buyer, this Agreement shall not constitute an agreement to assign or transfer any Contract, or any claim, right or benefit arising thereunder or resulting therefrom (any such Contract, claim, right or benefit, a “Deferred Item”), if an attempted assignment or transfer thereof, without the consent of a third party thereto or of the issuing Governmental Authority, as the case may be, would constitute a breach thereof or would give the other party thereto a right to cancel or unilaterally amend an Assumed Contract or to adjust the terms of performance thereof (any such required consent, a “Deferred Consent”). From and after the Closing, Sellers will use commercially reasonable efforts to obtain such Deferred Consent as soon as practicable after the Closing. Until such Deferred Consent is obtained, Sellers will use commercially reasonable efforts to provide to Buyer, upon the written request of Buyer, benefits under the Deferred Item to which such Deferred Consent relates (with Buyer entitled to all the benefits and responsible for all of the related and proportional obligations and Liabilities thereunder that it would have incurred if such Deferred Item had been transferred at Closing, in each case to the extent Buyer is receiving the benefit of the Deferred Item). In the event that any such Deferred Consent is not obtained prior to the Closing, then, at Buyer’s request with respect to any particular Deferred Item or group of Deferred Items (and without imposing any corresponding obligation on Buyer or limiting any other rights Buyer may have hereunder), Buyer and Sellers will enter into such arrangements (including subleasing or subcontracting if permitted) as Buyer deems reasonably necessary to provide to Buyer the economic and operational equivalent of obtaining such Deferred Consent and assigning or transferring such Deferred Item, including enforcement for the benefit of Buyer of all claims or rights arising thereunder on a prompt and punctual basis. Upon receipt of any Deferred Consent after the Closing Date, at Buyer’s request, such Deferred Item shall be transferred and assigned to Buyer.

(b)          Nothing in this Section 2.8 should alter, modify, supersede or otherwise limit any of the representations or warranties of the Sellers in this Agreement.

Section 2.9          Securities Act Compliance.

(a)          The shares of Parent Common Stock to be issued pursuant to this Agreement will not be registered under the Securities Act in reliance on the exemptions from the registration requirements of Section 5 of the Securities Act set forth in Section 4(2) thereof.

(b)          The shares of Parent Common Stock to be issued in the Transaction shall be characterized as “restricted securities” for purposes of Rule 144 under the Securities Act, and each certificate representing any such shares shall, until such time that the shares are not so restricted under the Securities Act, bear a legend identical or similar in effect to the following legend (together with any other legend or legends required by applicable state securities laws or otherwise, if any):

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS REGISTERED UNDER THE ACT OR UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT IS AVAILABLE.”

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Section 2.10        Withholding. Buyer and the Escrow Agent shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement all amounts as may be required to be deducted or withheld therefrom under any applicable Law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 2.11        Delivery of Purchased Assets and Related Materials.

(a)          At or prior to the Closing, the Sellers will, at their sole cost and expense, in the manner and form, and to the locations, reasonably specified by Buyer, fully provide and disclose to Buyer all tangible and intangible Purchased Assets and Transferred Technology; provided, however, that all Software or other digital information included in the Transferred Technology or Purchased Assets, and all other Purchased Assets reasonably capable of transmission in electronic form, including source code, object code, source documentation, and all other related materials for the Purchased Assets, will be delivered to Buyer solely by electronic means in a manner specified by Buyer.

(b)          At or prior to the Closing, the Sellers will deliver such instruments as are necessary or desirable to document and to transfer title to the Company Intellectual Property Assets or other intangible assets that are included in the Purchased Assets from each Seller to Buyer.

(c)          Following the Closing, if any Assets that constitute Purchased Assets were not transferred to Buyer, the Sellers shall transfer such Purchased Assets to Buyer or its designee.

(d)          Without limiting the terms of Article III, the Sellers will deliver to Buyer fully executed, complete, and accurate originals of all of the Assumed Contracts (and of all Employee Assignment Agreements to which rights are included within the Purchased Assets), or, to the extent originals are not available, fully executed, complete, and accurate copies of all of the Assumed Contracts (and of all Employee Assignment Agreements to which rights are included within the Purchased Assets), including any amendments thereto, waivers thereof, and notices made thereunder. Buyer acknowledges that such delivery shall be accomplished by providing Buyer access to Company’s records at Company’s facilities following the Closing.

(e)          At or prior to the Closing, each of the Buyer and the Sellers shall have duly entered into, and delivered to all other parties thereto, each Transaction Document to which they are party.

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Section 2.12        Treatment of Company Options and Company Stock Option Plan; Treatment of Company Warrants.

(a)          Treatment of Company Options. At the Closing, all Company Options that are vested and outstanding immediately prior to the Closing that have not been exercised (the “Vested Company Options”) will be cancelled in exchange for the right to receive a cash payment determined in accordance with the methodology described on Schedule 2.6 (such right, with respect to any Company Option, the “Option Termination Liability”), and such Vested Company Options thereupon shall no longer represent the right to purchase Company Common Stock or any other equity security of the Company, Parent, Buyer or any other Person or the right to receive any other consideration. Buyer shall assume the obligation to pay the Option Termination Liability, and at Closing, each holder of a Vested Company Option (each, an “Optionholder”) shall, subject to delivery of an executed acknowledgement, in a form reasonably satisfactory to Parent that he, she or it has been paid in full for such Vested Company Options, be entitled to receive, and Buyer shall pay to each such Optionholder, in each case, subject to any adjustments specified on Schedule 2.6 and subject to any applicable withholding Tax, the Option Termination Liability, if any, without interest. At the Closing, all Company Options will be vested and exercisable.

(b)          Termination of Company Stock Option Plan. The Company shall take all necessary steps as may be required to effect the provisions of Section 2.12(a) and to terminate at the Closing, both the Company Stock Option Plan and any Vested Company Option which has not been cancelled in exchange for the right to receive a cash payment in accordance with the provisions of Section 2.12(a).

(c)          Treatment of Company Compensatory Warrants. At the Closing, all warrants to purchase outstanding capital stock of the Company set forth on Schedule 2.12 that are vested and outstanding immediately prior to the Closing that have not been exercised (the “Company Compensatory Warrants”) will be cancelled in exchange for the right to receive a cash payment determined in accordance with the methodology described on Schedule 2.6 (such right with respect to any Company Compensatory Warrants, the “Warrant Termination Liability”), and such Company Compensatory Warrants shall no longer represent the right to purchase Company Common Stock or any other equity security of the Company, Parent, Buyer, or any other Person or the right to receive any other consideration. All Company Compensatory Warrants will be vested and exercisable at Closing. Buyer shall assume the obligation to pay the Warrant Termination Liability, and at Closing, each holder of a Company Compensatory Warrant (each, an “Warrantholder”) shall, subject to delivery of an executed acknowledgement, in a form reasonably satisfactory to Parent that he, she or it has been paid in full for such Company Compensatory Warrant, be entitled to receive, and Buyer shall pay to each such Warrantholder, in each case, subject to any adjustments specified on Schedule 2.6 and subject to any applicable withholding Tax, the Warrant Termination Liability, if any, without interest. At the Closing all warrants to purchase outstanding capital stock of the Company shall have been exercised, cancelled in exchange for the right to receive a cash payment determined in accordance with the provisions of this Section 2.12(c) or terminated.

Article III - REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to such exceptions as are disclosed in the disclosure schedule dated as of the date hereof and delivered herewith by the Company to Parent and Buyer (the “Schedules”) corresponding to the applicable section of this Article III (the “Applicable Article III Provision”) (or disclosed in any other section, subsection or clause of the Schedules; provided, that it is readily apparent on its face, upon a reading of the disclosure without any independent knowledge on the part of the reader regarding the matter disclosed, that such disclosure is responsive to the Applicable Article III Provision), the Company hereby represents and warrants to Parent and Buyer as of the date hereof and as of the Closing (or, if made as of a specified date, as of such date) as follows:

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Section 3.1          Existence; Good Standing; Authority.

(a)          The Company is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own, operate and/or lease its properties and carry on its business in all material respects as currently conducted. As of the date of this Agreement, the Company is duly licensed or qualified to do business as a foreign corporation in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such licensure or qualification necessary except where failure to qualify would not be reasonably likely to have, individually, or in the aggregate a Company Material Adverse Effect. The copies of the Bylaws and the Certificate of Incorporation, each as in effect as of the date hereof and made available to Parent and Buyer’s counsel, are complete and correct, and no amendments thereto are pending.

(b)          The Company has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by the Company Board. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Buyer, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 3.2          Capitalization.

(a)          The authorized capital stock of the Company consists of 252,151,257 shares, consisting of (i) 155,000,000 shares of Company Common Stock and (ii) 97,151,257 shares of Company Preferred Stock, of which (A) 19,311,018 shares have been designated Series A Preferred Stock, all of which are issued and outstanding, (B) 39,689,525 shares have been designated Series A-1 Preferred Stock, all of which are issued and outstanding, and (C) 38,150,714 shares have been designated Series A-2 Preferred Stock, all of which are issued and outstanding. With respect to the authorized Company Common Stock, (1) 27,709,571 shares are issued and outstanding, (2) 20,067,124 shares are duly reserved for future issuance pursuant to Company Options outstanding as of this date of this Agreement, and (3) 4,775,067 shares of Company Common Stock and no shares of Company Preferred Stock were owned beneficially or of record by the Company as treasury stock. Schedule 3.2(a) sets forth the following information: (i) each Stockholder’s name and address (as listed in the corporate record books of the Company) and (ii) the ledgers for the Company’s outstanding capital stock, which set forth the number and class or series of shares of Company Capital Stock held by such Person and the respective certificate numbers.

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(b)          Except as set forth on Schedule 3.2, none of the outstanding shares of Company Capital Stock are subject to, nor were they issued in violation of, any purchase option, call option, right of first refusal, first offer, co-sale or participation, preemptive right, subscription right or any similar right. Except as set forth in Section 3.2, no shares of voting or non-voting capital stock, other equity interests or other voting securities of the Company are issued, reserved for issuance or outstanding. All Company Options have been granted under the Company Stock Option Plan. Schedule 3.2(c) sets forth a true and complete list of all outstanding Company Options and all other options and rights to purchase Company Capital Stock, together with the number of shares of Company Capital Stock subject to such security, the date of grant or issuance, the exercise price and the expiration date of such security and the aggregate number of shares of Company Capital Stock subject to such securities and the vesting schedule thereof. All outstanding shares of Company Capital Stock are validly issued, fully paid, and nonassessable. Except for the Company Capital Stock, there are no bonds, debentures, notes, other Indebtedness or any other securities of the Company with voting rights (other than the Company Options, convertible into, or exchangeable for, securities with voting rights) on any matters on which Stockholders may vote. All Company Options will be vested and exercisable at Closing.

(c)          Except as described in Sections 3.2(a) and 3.2(b), there are no outstanding securities, options, warrants, calls, rights, convertible or exchangeable securities or Contracts or obligations of any kind (contingent or otherwise) to which the Company is a party or by which it is bound obligating the Company, directly or indirectly, to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or obligating the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, Contract or obligation. Except as set forth in the Certificate of Incorporation, there are no outstanding obligations of the Company (contingent or otherwise) to repurchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock (or options or warrants to acquire any such shares) of the Company. There are no stock-appreciation rights, stock-based performance units, “phantom” stock rights or other Contracts or obligations of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, stock price performance or other attribute of the Company or its business or assets or calculated in accordance therewith (other than payments or commissions to sales representatives of the Company based upon revenues generated by them without augmentation as a result of the transactions contemplated hereby, in each case in the ordinary course of business consistent with past practice) to cause the Company to register its securities or which otherwise relate to the registration of any securities of the Company. Except as set forth on Section 3.2(c) of the Schedules, there are no voting trusts, proxies or other Contracts of any character to which the Company or, to the knowledge of the Company, any of the Stockholders is a party or by which any of them is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares of capital stock or similar interests of the Company.

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Section 3.3          Subsidiaries. Except as set forth in Schedule 3.3, the Company does not own, of record or beneficially, directly or indirectly, (a) with respect to any corporation, more than 50% of the total voting power of all classes of capital stock entitled to vote in the election of directors thereof and (b) with respect to any Person other than a corporation, at least a majority of any class of capital stock (however designated) entitled to vote in the election of the governing body, partners, managers or others that will control the management of such Person. There are no corporations, partnerships, joint ventures, associations or other entities in which the Company owns, of record or beneficially, any other direct or indirect equity or other interest or right (contingent or otherwise) to acquire any of the same. The Company is not a member of any partnership nor is the Company a participant in any joint venture or similar arrangement.

Section 3.4          No Conflict; Consents.

(a)          The execution and delivery by the Company of this Agreement, and the consummation by the Company of the transactions in accordance with the terms hereof, do not (i) violate, conflict with, or result in a default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination of, any contract, agreement, permit, license, authorization or obligation to which the Company is a party or by which the Company or any of its assets are bound, except for any such conflicts, violations, defaults and terminations that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) conflict with, or result in, any violation of any provision of the Certificate of Incorporation or the Bylaws, or (iii) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any law, regulation or rule, or any order of, or any restriction imposed by, any court or other governmental agency applicable to the Company.

(b)          Except as set forth in Schedule 3.4, no notice to, declaration or filing with, or consent or approval of any federal, state, local or foreign government, any governmental, regulatory or administrative authority, agency, bureau or commission or any court, tribunal or judicial or arbitral body (a “Governmental Authority”) or other third party is required by or with respect to the Company in connection with the execution and delivery by the Company of this Agreement, and the consummation by the Company of the transactions in accordance with the terms hereof.

Section 3.5          Financial Statements.

(a)          The Company has made available to Parent and Buyer true and complete copies of the following financial statements, copies of which are attached hereto as Schedule 3.5 (collectively, the “Financial Statements”):

(i)          Audited balance sheet of the Company as of December 31, 2012 and the related audited statements of operations, stockholders’ equity and cash flows of the Company for the year ended December 31, 2012; and

(ii)         Unaudited balance sheet of the Company as of September 30, 2013 (the “Base Balance Sheet”) and the related unaudited statements of operations, stockholders’ equity and cash flows for the fiscal period then ended; provided, however, that the Base Balance Sheet is subject to normal year-end adjustments.

(b)          The Financial Statements (i) have been prepared in accordance with GAAP consistently applied and (ii) present fairly in all material respects the financial condition, statements of operations, stockholders’ equity and cash flows of the Company as of the dates and for the periods indicated therein.

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(c)          The Company maintains accurate books and records reflecting its assets and liabilities and maintain proper and adequate internal control over financial reporting sufficient to provide reasonable assurance (i) that transactions are executed and access to assets is permitted only in accordance with management’s general or specific authorization; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, and to maintain asset accountability; (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets; (iv) that the recorded accountability for Company assets is compared with the existing Company assets at reasonable intervals and appropriate action is taken with respect to any difference; and (v) that accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(d)          The Company is neither a party to, nor has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company’s financial statements.

(e)          The Company and each of its Subsidiaries are in compliance with the requirements of the Financial Accounting Standards Board Interpretation No. 48 (“FIN 48”), and their Tax accrual workpapers explain and support all amounts provided and positions taken by the Company and any of its Subsidiaries with respect to FIN 48.

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Section 3.6          Absence of Certain Changes. Except as set forth on Schedule 3.6 and in the ordinary course of business consistent with past practices, from the date of the Base Balance Sheet to the date of this Agreement, there has not been (a) any change in the business, assets, liabilities, condition (financial or otherwise), or results of operations of the Company, except such changes that have not had or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (b) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, capital stock or property) in respect of, any Company Capital Stock or any purchase, redemption or other acquisition of any Company Capital Stock or any other securities of the Company or any options, warrants, calls or rights to acquire any such capital stock or other securities, (c) any split, combination or reclassification of any Company Capital Stock or any issuance or the authorization of any other securities in respect of, in lieu of or in substitution for capital stock or other securities of the Company, (d) any granting by the Company of (i) any loan or increase in compensation, perquisites or benefits or any bonus or award or (ii) any payment by the Company of any bonus, in each case to any current or former member of the Company Board, officer, employee, contractor or consultant of the Company, (e) any granting by the Company to any current or former member of the Company Board, officer, employee, contractor or consultant of the Company of any increase in severance, termination, change in control or similar compensation or benefits, (f) any entry by the Company into any amendment of or modification to or agreement to amend or modify (or announcement of an intention to amend or modify) or termination of (i) any employment, deferred compensation, severance, change in control, termination, employee benefit, loan, indemnification, retention, equity repurchase, equity option, consulting or similar agreement, commitment or obligation between the Company, on the one hand, and any current or former member of the Company Board or any current or former officer, employee, contractor or consultant of the Company, on the other hand, (ii) any agreement between the Company, on the one hand, and any current or former member of the Company Board or any current or former officer, employee, contractor or consultant of the Company, on the other hand, the benefits of which are contingent, or the terms of which are altered, upon the occurrence of transactions involving the Company of the nature contemplated by this Agreement or (iii) any trust or insurance contract or other agreement to fund or otherwise secure payment of any compensation or benefit to be provided to any current or former member of the Company Board or any current or former officer, employee, contractor or consultant of the Company, (g) any amendment to or modification of or agreement to amend or modify (or announcement of an intention to amend or modify) the Company Stock Option Plan or any of the awards granted thereunder, including with respect to vesting acceleration of any such awards, (h) any other granting by the Company of any awards or rights under the Company Stock Option Plan or any other equity incentive plan, (i) any damage, destruction or loss, whether or not covered by insurance, that individually or in the aggregate could reasonably be expected to have a Company Material Adverse Effect, (j) any change in financial or tax accounting methods, principles or practices by the Company, except insofar as may have been required by a change in GAAP or applicable Law, (k) any tax election that individually or in the aggregate could reasonably be expected to have a Company Material Adverse Effect or any tax attributes of the Company or any settlement or compromise of any income tax liability, (l) any revaluation by the Company of any of its respective assets or (m) any licensing or other agreement with regard to the acquisition or disposition of any Company Intellectual Property Assets or rights thereto.

Section 3.7          No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liability or obligation, whether accrued, absolute, contingent, matured, unmatured or otherwise (whether or not required to be reflected in financial statements in accordance with GAAP), except (a) liabilities which have been reflected in the Company’s balance sheet as of the Balance Sheet Date (to the extent of such reflection), or (b) liabilities for trade payables or third party payables incurred in the ordinary course of business consistent with past practice.

Section 3.8          Litigation. There is, and in the last three (3) years there has been, no litigation, action, suit, proceeding, claim, arbitration or investigation pending or, to the Company’s knowledge, threatened against the Company, any of its properties or any of its employees in their capacity as such, and the Company has not received any cease and desist letters in the last three (3) years. No Governmental Authority has at any time in writing challenged or questioned the legal right of the Company to conduct its operations as presently or previously conducted and, none of the Company or its properties is subject to any outstanding writ, order, judgment, injunction or decree of any Governmental Authority.

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Section 3.9          Taxes.

(a)          Each of the Company and its Subsidiaries has duly and timely filed all Tax Returns that they were required to file under applicable laws and regulations. All such Tax Returns were true, correct and complete in all respects and were prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by the Company or any its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries.

(b)         Each of the Company and its Subsidiaries have, within the time and manner prescribed by Law, withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and filed.

(c)         No U.S. federal, state, local, or foreign Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any knowledge of or has received from any U.S. federal, state, local, or foreign taxing authority (including jurisdictions where the Company or its Subsidiaries have not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company or any of its Subsidiaries. The Company has delivered or provided access to Parent and Buyer correct and complete copies of all U.S. federal, state, local and non-U.S. income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries in connection with any taxable periods since inception.

(d)         Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e)         Each of the Company and its Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement.

(f)          Neither the Company nor any of its Subsidiaries is or has been a party to any ‘‘reportable transaction,’’ as defined in Section 6707A(c)(1) of the Code and Section 1.6011-4(b) of the Treasury Regulations.

(g)         Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of U.S. state, local, or foreign Tax law).

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(h)         With respect to the Company and each of its Subsidiaries, (i) no awards granted under the Company Stock Option Plan are, or have been, subject to Section 409A of the Code, (ii) no payment to be made under any Company Employee Program is, or will be, subject to the penalties of Section 409A of the Code, (iii) no Company Employee Program or other contract between the Company or any of its Subsidiaries and any “service provider” (as such term is defined in Section 409A of the Code and the Treasury Regulations and IRS guidance thereunder) provides for the deferral of compensation subject to Section 409A and (iv) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Program or other contract that will or may result in any payment of deferred compensation subject to Section 409A of the Code. The Company has complied, and each Company Employee Program is in compliance, with Section 409A of the Code including without limitation the reporting and wage withholding requirements as mandated by IRS Notice 2006-100. The per share exercise price of each Company Option is not less than the fair market value of a share of Company Common Stock on the date of grant of such Company Option (and as of each later modification thereof within the meaning of Section 409A of the Code) determined in a manner consistent with Section 409A of the Code.

(i)          Neither the Company nor any of its Subsidiaries is party to any Tax sharing agreements or similar agreements with respect to or involving the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has entered into a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law).

(j)          Neither the Company nor any of its Subsidiaries is subject to Tax in any country other than the United States.

Section 3.10       Employee Benefit Plans.

(a)         Schedule 3.10 sets forth a true, complete and correct list of every Employee Program that is maintained by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate has or may have any liability (the “Company Employee Programs”).

(b)         True, complete and correct copies of the following documents, with respect to each Company Employee Program, where applicable, have previously been delivered to Parent and Buyer: (i) all documents embodying or governing such Company Employee Program and any funding medium for the Company Employee Program; (ii) the most recent IRS determination or opinion letter; (iii) the most recently filed IRS Form 5500; (iv) the most recent actuarial valuation report; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; and (vi) all non-routine correspondence to and from any state or federal agency.

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(c)         Each Company Employee Program that is intended to qualify under Section 401(a) or 501(c)(9) of the Code is so qualified and has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Company Employee Program for any period for which such Company Employee Program would not otherwise be covered by an IRS determination and no event or omission has occurred that would cause any Company Employee Program to lose such qualification.

(d)         (i) Each Company Employee Program is, and has been operated in compliance with applicable laws and regulations and is and has been administered in accordance with applicable laws and regulations and with its terms. (ii) No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the knowledge of the Company, threatened with respect to any Company Employee Program or any fiduciary or service provider thereof, and there is no reasonable basis for any such litigation or proceeding. (iii) All payments and/or contributions required to have been made with respect to all Company Employee Programs either have been made or have been accrued in accordance with the terms of the applicable Company Employee Program and applicable law.

(e)         No Company Employee Program is a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any ERISA Affiliate could incur liability under Section 4063 or 4064 of ERISA or a plan maintained by more than one employer as described in Section 413(c) of the Code.

(f)          Neither the Company nor any ERISA Affiliate has ever maintained or contributed to any Company Employee Program that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA or is a Multiemployer Plan and neither the Company nor any ERISA Affiliate has incurred any liability under Title IV of ERISA that has not been paid in full.

(g)         None of the Company Employee Programs provides health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law) and the Company has never promised to provide such post-termination benefits.

(h)         (i) Each Company Employee Program may be amended, terminated, or otherwise modified by the Company to the greatest extent permitted by applicable law, including the elimination of any and all future benefit accruals thereunder and no employee communications or provision of any Company Employee Program has failed to effectively reserve the right of the Company or the ERISA Affiliate to so amend, terminate or otherwise modify such Company Employee Program. (ii) Neither the Company nor any of its ERISA Affiliates has announced its intention to modify or terminate any Company Employee Program or adopt any arrangement or program which, once established, would come within the definition of a Company Employee Program. (iii) Each asset held under each Company Employee Program may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable liability.

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(i)          No Company Employee Program is subject to the laws of any jurisdiction outside the United States.

(j)          Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any Employee, officer, director or other service provider of the Company or any of its ERISA Affiliates; (ii) limit the right of the Company or any of its ERISA Affiliates to amend, merge, terminate or receive a reversion of assets from any Company Employee Program or related trust; or (iii) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any Employee, director or consultant of the Company or an ERISA Affiliate

(k)         For purposes of this Agreement:

(i)           “Employee Program” means (A) an employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) stock option plans, stock purchase plans, bonus or incentive award plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, change in control agreements, executive compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; and (C) plans or arrangements providing compensation to employee and non-employee directors. In the case of a Company Employee Program funded through a trust described in Section 401(a) of the Code or an organization described in Section 501(c)(9) of the Code, or any other funding vehicle, each reference to such Employee Program shall include a reference to such trust, organization or other vehicle.

(ii)          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(iii)         An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers current or former employee, officer or director of such entity (or their spouses, dependents, or beneficiaries).

(iv)         An entity is an “ERISA Affiliate” of the Company if it would have ever been considered a single employer with the Company under ERISA Section 4001(b) or part of the same “controlled group” as the Company for purposes of ERISA Section 302(d)(8)(c).

(v)         “Multiemployer Plan” means an employee pension or welfare benefit plan to which more than one unaffiliated employer contributes and which is maintained pursuant to one or more collective bargaining agreements.

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Section 3.11        Real and Personal Property.

(a)          The Company does not own any real property.

(b)          Schedule 3.11 sets forth a list of all real property leased by the Company (the “Leased Real Property”). True and complete copies of all leases relating to Leased Real Property identified on Schedule 3.11 (the “Leases”) have been delivered to Parent and Buyer. With respect to each Lease listed on Schedule 3.11:

(i)           the Company has a valid and enforceable leasehold interest to the leasehold estate in the Leased Real Property granted to the Company pursuant to each pertinent Lease, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity;

(ii)          each of said Leases has been duly authorized and executed by the Company and is in full force and effect;

(iii)         to the Company’s knowledge, the Company is not in default under any of said Leases, nor, to the Company’s knowledge, has any event occurred which, with notice or the passage of time, or both, would give rise to such a default by the Company; and

(iv)         the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Lease.

(c)          Except as set forth on Schedule 3.11 or as specifically disclosed in the Base Balance Sheet or the footnotes to the reviewed Financial Statements, and except with respect to leased personal property, the Company has good title to all of its tangible personal property and assets shown on the Base Balance Sheet or acquired after the date of the Base Balance Sheet, free and clear of any Liens, except for (i) assets which have been disposed of since the date of the Base Balance Sheet in the ordinary course of business, (ii) Taxes, fees, assessments or other governmental charges which are not delinquent or remain payable without penalty and (iii) Liens of record or imperfections of title which are not, individually or in the aggregate, material in character, amount or extent and which do not materially detract from the value or materially interfere with the present or presently contemplated use of the assets subject thereto or affected thereby.

Section 3.12        Labor and Employment Matters.

(a)          Schedule 3.12 of the Schedules identifies, with respect to each of calendar years 2012 and 2011, (i) all directors and officers of the Company as of the date of this Agreement and their respective titles, (ii) all employees and consultants currently employed or engaged by the Company and (iii) for each individual identified in clause (i) or (ii), such Person’s Form W-2 or 1099 compensation for 2012, year-to-date compensation, annual base compensation, bonus opportunity, exempt or non-exempt classification, whether classified as a consultant or employee, job title and date of hire or commencement of engagement (provided that the Company shall furnish an updated schedule with respect to clauses (ii) and (iii) for new hires and terminations after the date hereof in updated Schedules 3.12(a)(ii) and 3.12(a)(iii), as of the Closing Date). Schedule 3.12(a) sets forth a true, complete and accurate list of all accrued vacation time for all employees of the Company as of the Closing and the value of all such accrued vacation time based on each such employees’ compensation level in effect as of the Closing.

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(b)          Except as set forth on Schedule 3.12(b), there are no employment, consulting, collective bargaining, severance pay, continuation pay, termination or indemnification agreements or other similar Contracts of any nature (whether in writing or not) between the Company, on the one hand, and any current or former Stockholder, Affiliate, officer, director, employee, consultant, labor organization or other representative of any of the Company’s employees, on the other hand, nor is any such Contract presently being negotiated or contemplated.

(c)          The Company is not delinquent in payments to any of its employees, consultants or independent contractors for any wages, salaries, commissions, bonuses, benefits, contributions or other compensation for any services or otherwise arising under any policy, practice, Contract, plan, program or Law. The Company is not liable for any severance pay or other payments to any employee, consultant or independent contractor or former employee, consultant or independent contractor arising from the termination of employment or other service relationships, nor will the Company have any liability under any benefit or severance policy, practice, Contract, plan, program or Law which exists or arises, or may be deemed to exist or arise, as a result of or in connection with the transactions contemplated hereunder or as a result of the termination by the Company of any Persons employed by or under contract with the Company on or prior to the Closing. None of the Company’s employment policies or practices are currently being audited or, to the knowledge of the Company, investigated by any Governmental Authority or Court. There is no pending or, to the knowledge of the Company, threatened claim, unfair labor practice charge or other charge or inquiry against the Company brought by or on behalf of any current, prospective or former employee, consultant, independent contractor, retiree, labor organization or other representative of the Company’s employee or other individual or any Governmental Authority with respect to employment practices, nor is there or has there been any audit or investigation related to the Company’s classification of exempt employees, independent contractors and consultants. The Company has, at all times, properly classified its employees as exempt or non-exempt in accordance with the Fair Labor Standards Act of 1938, as amended (the “Fair Labor Standards Act”), and relevant state Law, and has properly classified its consultants and independent contractors in accordance with applicable Laws and for purposes of all employee benefit plans and perquisites. All employees have received all legally required meal breaks and rest periods.

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(d)          (i) There are no material controversies pending or, to the knowledge of the Company, threatened, between the Company and any of its employees, consultants or independent contractors; (ii) the Company is not a party to any collective bargaining agreement or other labor union Contract applicable to Persons employed by the Company nor are there any activities or proceedings of any labor union to organize any such employees, consultants or independent contractors of the Company; (iii) there have been no strikes, slowdowns, work stoppages, disputes, lockouts or threats thereof by or with respect to any employees, independent contractors or consultants of the Company; and (iv) there are no employment-related grievances or any internal investigation of any complaints of employment Law violations pending or, to the knowledge of the Company, threatened. There are no pending workers’ compensation claims regarding any employee of the Company. The Company is not a party to, or otherwise bound by, any consent decree with, or citation or other Order by, any Governmental Authority relating to employees or employment practices. The Company is in material compliance with all applicable Laws, Contracts and policies relating to employment, employment practices, wages, hours and terms and conditions of employment, including without limitation, the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act, as amended, the Immigration Reform Control Act of 1986, the obligations of WARN (and any similar state or local statute, rule or regulation), all other notification and bargaining obligations arising under any collective bargaining agreement, by Law or otherwise, and the related rules and regulations adopted by those federal and state agencies responsible for the administration of such Laws. The Company has not effectuated, and this Transaction will not effectuate, a “plant closing, “business closing” or “mass layoff” (as those terms are defined in WARN or similar Laws) affecting in whole or in part any site of employment, facility, operating unit or employee of the Company without complying with all provisions of WARN or similar Laws or implemented any early retirement, separation or window program, nor has the Company planned or announced any such action or program for the future. During the ninety (90)-day period preceding the date hereof, no employee of the Company has suffered an “employment loss” with respect to the Company as that term is defined in WARN or similar Laws.

(e)          Neither the Company nor, to the knowledge of the Company, any of the Company’s employees, consultants or independent contractors is obligated under any Contract (including licenses, covenants or commitments of any nature) or subject to any judgment, decree or Order of any Court or Governmental Authority that would interfere with the use of such Person’s best efforts to promote the interests of the Company or that would conflict with the Company’s business as conducted and as proposed to be conducted.

(f)          Except as set forth in Schedule 3.12, no employee of the Company has provided any notice to the Company of his or her intent, or to the knowledge of the Company, has any present intent, to terminate his or her employment with the Company.

(g)          All of the Company’s employees are “at will” employees, and, to the knowledge of the Company, there is no circumstance that could give rise to a valid claim by a current or former employee, independent contractor or consultant of the Company for compensation on termination of employment or that cause or notice was required to terminate employment.

(h)          Each of the Company’s employees is currently devoting substantially all of his or her business time to the conduct of the business of the Company.

Section 3.13         Material Contracts.

(a)          Schedule 3.13 sets forth (with specific reference to the subsection to which it primarily relates) each of the following Contracts to which the Company is a party or bound or to which any of its properties or assets are subject (the “Material Contracts”):

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(i)           each employment Contract that is (A) of a nature for which the Company has a standard form agreement but that deviates (except with respect to salary payable thereunder) from such form agreement (it being understood that the description of such employment Contract in Schedule 3.13 sets forth in reasonable detail a description of such deviations) or (B) not terminable at will by the Company both without any penalty and without any obligation of the Company to pay severance or other amounts (other than accrued base salary, accrued bonuses, accrued commissions, accrued vacation pay, accrued floating holidays and legally mandated benefits);

(ii)          (A) each employee collective bargaining agreement or other Contract with any labor union or similar organization, (B) each plan, program or Contract that provides for the payment of bonus, severance, termination or similar type of compensation or benefits related to a corporate transaction involving a change in control of the Company or upon the termination or resignation of any participant and (C) each plan, program or Contract that provides for medical or life insurance benefits for former participants or for current participants upon their retirement from, or termination of employment with, the Company (other than health coverage continuation provided under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended);

(iii)         each Contract pursuant to which the Company has agreed not to compete with any person or to engage in any activity or business, or pursuant to which any benefit is required to be given or lost as a result of so competing or engaging;

(iv)         each Contract which provides for “exclusivity” or any similar requirement in favor of any person other than the Company, or each Contract under which the Company is restricted in any respect in the distribution, licensing, marketing, purchasing, development or manufacturing of its respective products or services;

(v)          each Contract with (A) any Stockholder of the Company, (B) any other affiliate of the Company or (C) any current or, to the knowledge of the Company, former member of the Company Board, officer or employee of any affiliate of the Company (other than employment Contracts referred to in clause (ii) above or Contracts referred to in clause (iii) above);

(vi)         each Contract under which the Company has agreed to indemnify any Person;

(vii)        each Contract that requires consent, approval or waiver of, or notice to, a third party in the event of or with respect to the Transaction or the transactions contemplated by this Agreement, including in order to avoid termination of or loss of a benefit under any such Contract;

(viii )      each Contract providing for future performance by the Company in consideration of amounts previously paid to the Company, or which has resulted or will result in deferred revenue under GAAP;

(ix)         each Contract providing for future performance by the Company with less than the standard or usual Company charges to be due for such performance;

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(x)          each Contract containing (whether in the Contract itself or by operation of Law) any provisions (A) dealing with a “change of control” or similar event with respect to the Company, (B) prohibiting or imposing any restrictions on the assignment of all or any portion thereof by the Company to any other person (without regard to any exception permitting assignments to affiliates), (C) having the effect of providing that the consummation of any of the transactions contemplated by this Agreement or compliance by the Company with the provisions of this Agreement (alone or in combination with any other event) or the execution, delivery or effectiveness of this Agreement (alone or in combination with any other event) will conflict with, result in a violation or breach of, or constitute a default under (with or without notice or lapse of time or both), such Contract or give rise under such Contract to any right of, or result in, a termination, right of first refusal, amendment, revocation, cancelation or acceleration, or loss of benefit, or the creation of any Lien in or upon any of the properties or assets of the Company or of Parent or Buyer or to any increased, guaranteed, accelerated or additional rights or entitlements of any person or (D) having the effect of providing that the consummation of any of the transactions contemplated by this Agreement (alone or in combination with any other event) or the execution, delivery or effectiveness of this Agreement (alone or in combination with any other event) or will require that a third party be provided with access to source code or that any source code be released from escrow and provided to any third party;

(xi)         each Contract providing for payments of royalties, franchise fees, commissions, other license fees or other transactional fees to third parties;

(xii)        each Contract granting a third party any license to Company Intellectual Property Assets that is not limited to the internal use of such third party;

(xiii)       each Contract pursuant to which the Company has been granted any license to Company Intellectual Property Assets;

(xiv)       each Contract granting the other party to such Contract or a third party “most favored nation” or similar status;

(xv)        each Contract that guarantees or warrants that any of the products or services of the Company is fit for any particular purpose or that guarantees a result or commits to performance levels;

(xvi)       each Contract providing for any license or franchise granted by the Company pursuant to which the Company has agreed to provide any third party with access to source code or to provide for source code to be put in escrow or to refrain from granting license or franchise rights to any other person;

(xvii)      each Contract containing any “non-solicitation,” “no hire” or similar provision;

(xviii)     each Contract providing for monetary liquidated damages (but not including other kinds of provisions that provide for limiting the maximum amounts payable or for refunds of amounts in the event of a breach or a termination of a Contract);

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(xix)        each Contract entered into by the Company in the last five years in connection with the settlement or other resolution of any litigation, action suit, proceeding, claim arbitration or investigation;

(xx)         each Contract (A) between the Company and any of the 10 largest customers of the Company (determined on the basis of revenues received by the Company in the most recent 12-month period ended prior to the date of this Agreement) and (B) listed on Schedule 3.13(a) as relating to this Section 3.13(a)(xx) (the “Major Customers”);

(xxi)        each Contract entered into by the Company a substantial purpose of which is providing confidential treatment by the Company of third-party information which, to the knowledge of the Company, contains restrictions on the Company’s use of such third-party information;

(xxii)       each Contract with any independent contractor of the Company;

(xxiii)      each Contract in writing not containing a waiver of incidental, consequential, punitive, indirect and special damages in favor of the Company (and its assignees) in all circumstances; and

(xxiv)     each Contract which (A) has future sums due from, or provides for future performance by, any party thereto and is not terminable by the Company without cost or penalty upon notice of less than 30 days, other than such Contracts entailing past or reasonably expected future amounts less than $25,000 in the aggregate, or (B) is otherwise material to the business of the Company, taken as a whole, as presently conducted or as currently proposed by the Company to be conducted without giving effect to the Transaction.

Each Material Contract, including any and all supplements and amendments thereto, is in full force and effect and is a valid and binding agreement of the Company and, to the knowledge of the Company, of each other party thereto, enforceable against the Company and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms, subject to bankruptcy, insolvency or similar laws affecting applicable creditor’s rights generally and to general principles of equity. The Company has performed or is performing all material obligations required to be performed by it under its Material Contracts and is not (with or without notice or lapse of time or both) in breach or default thereunder, and, to the knowledge of the Company, no other party to any of its Material Contracts is (with or without notice or lapse of time, or both) in breach or default thereunder. The Company knows of no circumstances that are reasonably likely to occur that could reasonably be expected to have a material adverse effect on the ability of the Company or the applicable Subsidiary to perform its obligations under any Material Contract.

(b)          The Company has delivered to Parent and Buyer complete and correct copies of all Material Contracts, and no Material Contract has been modified, rescinded or terminated after being delivered or made available, as applicable, to Parent and Buyer. The Company has disclosed to Parent and Buyer the material terms and status of all proposals that, if accepted, would constitute a Contract with any Major Customer. None of the Major Customers has terminated, failed to renew or requested any amendment to any of its Contracts or any of its existing relationships with the Company.

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(c)          Each Contract between the Company, on the one hand, and any affiliate of the Company, on the other hand, was entered into in the ordinary course of business, is consistent with past practice and is on an arm’s-length basis.

Section 3.14        Intellectual Property.

(a)          Schedule 3.14(a) contains a complete and accurate list of all (i) Company Patents and pending patent applications, Company Marks, and Company Copyrights, (ii) Products, (iii) Licenses In (other than commercial off the shelf software licensed for a total cost of less than $2,000), and (iv) Licenses Out. In the case of any licenses, sublicenses or other agreements disclosed pursuant to the foregoing clauses (iii) or (iv), Schedule 3.14(a) also sets forth whether each such license, sublicense or other agreement is exclusive or non-exclusive.

(b)         Except as set forth on Schedule 3.14(b):

(i)           With respect to the Company Intellectual Property Assets (A) purported to be owned by the Company, the Company exclusively owns such Company Intellectual Property Assets and, without payment to a third party, possesses adequate and enforceable rights to such Intellectual Property Assets and (B) licensed to the Company by a third party (other than commercial off the shelf software licensed for a total cost of less than $2,000), such Intellectual Property Assets are the subject of a written license or other written agreement; in the case of the foregoing clauses (A) and (B) above, free and clear of all Liens;

(ii)          all Company Intellectual Property Assets owned by or exclusively licensed to the Company that have been issued by, or registered with, or are the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office or agency anywhere in the world are currently in compliance with formal legal requirements (including without limitation, as applicable, payment of filing, examination and maintenance fees, inventor declarations, proofs of working or use, timely post-registration filing of affidavits of use and incontestability, and renewal applications), and, to the knowledge of the Company, all Company Intellectual Property Assets owned by or exclusively licensed to the Company are valid and enforceable;

(iii)         none of the Company Intellectual Property Assets owned by or exclusively licensed to the Company that has been issued by, or registered with or are the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or in any similar office or agency anywhere in the world is subject to any actions or maintenance fees or taxes falling due within 90 days after the Closing Date;

(iv)         no Company Patent has been or is now involved in any interference, reissue, re-examination or opposition proceeding; to the knowledge of the Company, there are no Patents of any third party that potentially interfere with a Company Patent; all Products made, used or sold under the Company Patents have been marked with the proper patent notice;

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(v)          there are no pending or, to the knowledge of the Company, threatened lawsuits against the Company or any of its employees alleging that the operation of the Business or any activity by the Company, or manufacture, sale, offer for sale, importation, and/or use of any Product, either as currently conducted or as currently planned to be conducted, infringes or violates (or in the past infringed or violated) the rights of others in or to any Intellectual Property Assets (“Third Party IP Assets”) or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Intellectual Property Assets of any person or entity or that any of the Company Intellectual Property Assets is invalid or unenforceable;

(vi)         neither the operation of the Business, nor any activity by the Company, nor manufacture, use, importation, offer for sale and/or sale of any Product, either as currently conducted or as currently planned to be conducted, constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Third Party IP Asset or infringes or violates (or in the past infringed or violated) any Third Party IP Asset;

(vii)        (A) the Company has not entered into any agreement to indemnify any other person against any claim of infringement or misappropriation of any Intellectual Property Assets other than through its standard form of customer agreement which has been made available to Parent and Buyer; (B) there are no settlements, covenants not to sue, consents, judgments, or orders or similar obligations to which the Company is a party that: (x) restrict the Company’s rights to use any Intellectual Property Asset(s), (y) restrict the Business, in order to accommodate a third party’s Intellectual Property Assets, or (z) permit third parties to use any Company Intellectual Property Assets(s); (C) to the knowledge of the Company, there are no settlements, covenants not to sue, consents, judgments, or orders or similar obligations to which the Company is not a party that: (x) restrict the Company’s rights to use any Intellectual Property Asset(s), (y) restrict the Business, in order to accommodate a third party’s Intellectual Property Assets, or (z) permit third parties to use any Company Intellectual Property Assets(s);

(viii)      all former and current employees, consultants and contractors of the Company have executed written instruments with the Company that assign to the Company all rights, title and interest in and to any and all (A) inventions, improvements, discoveries, writings and other works of authorship, and information relating to the Business or any of the products or services being researched, developed, manufactured or sold by the Company or that may be used with any such products or services and (B) Intellectual Property Assets relating thereto; in each case where a Company Patent is held by the Company by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office and all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued;

(ix)         (A) there is no, nor has there been any, infringement or violation by any person or entity of any of the Company Intellectual Property Assets or the Company’s rights therein or thereto and (B) there is no, nor has there been any, misappropriation by any person or entity of any of the Company Intellectual Property Assets or the subject matter thereof;

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(x)          the Company has taken all reasonable security measures to protect the secrecy, confidentiality and value of all Company Trade Secrets, including, without limitation, requiring each Company employee and consultant and any other person with access to Company Trade Secrets to execute a binding confidentiality agreement, copies or forms of which have been provided to Parent and Buyer and, to the Company’s knowledge, there has not been any breach by any party to such confidentiality agreements;

(xi)         (A) the Company has not granted, directly or indirectly, any current or contingent rights, licenses or interests in or to the source code of any of the Products, and (B) since the Company and/or its contractors developed the source code of each Product, the Company has not provided or disclosed the source code of such Product to any person or entity;

(xii)        each Product performs in accordance with its documented specifications and as the Company has warranted to its customers;

(xiii)       the Products do not contain any “viruses,” “worms,” “time-bombs,” “key-locks,” or any other devices that could disrupt or interfere with the operation of the Products or equipment upon which the Products operate, or the integrity of the data, information or signals the Products produce;

(xiv)       (A) none of the Products contain, incorporate, link or call to or otherwise use any software (in source or object code form) licensed from another party under a license commonly referred to as an open source, free software, copyleft or community source code license (including but not limited to any library or code licensed under the GNU General Public License, GNU Lesser General Public License, Apache Software License, or any other similar license) (“Open Source Materials”), and (B) the incorporation, linking, calling or other use in or by any such Product of any such Open Source Materials listed on Schedule 3.14 does not obligate the Company to disclose, make available, offer or deliver any portion of the source code of any Product or component thereof to any third party other than the software listed on Schedule 3.14; and

(xv)        following the Closing, Buyer will have the same rights and privileges in the Company Intellectual Property Assets as the Company had in the Company Intellectual Property Assets immediately prior to the Closing.

Section 3.15        Environmental Matters.

(a)          The Company is in material compliance with all Environmental Laws applicable to its operation and use of the Leased Real Property.

(b)          The Company has not generated, transported, treated, stored, or disposed of any Hazardous Material, except in material compliance with all applicable Environmental Laws, and, as of the date of this Agreement, there has been no Release or threat of Release of any Hazardous Material by the Company at or on the Leased Real Property that requires reporting, investigation or remediation by the Company pursuant to any Environmental Law.

(c)          The Company has not (i) received notice under the citizen suit provisions of any Environmental Law; (ii) received any written request for information, notice, demand letter, administrative inquiry or written complaint or claim under any Environmental Law; (iii) been subject to or, to the Company’s knowledge, threatened with, any governmental or citizen enforcement action with respect to any Environmental Law or (iv) received written notice of or otherwise have knowledge of any unsatisfied liability under any Environmental Law.

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(d)          To the Company’s knowledge, there are no underground storage tanks, landfills, current or former waste disposal areas or polychlorinated biphenyls at or on the Leased Real Property that require reporting, investigation, cleanup, remediation or any other type of response action by the Company pursuant to any Environmental Law.

Section 3.16        No Brokers. The Company has not entered into any contract, arrangement or understanding with any Person or firm that may result in the obligation of the Company, any Seller, Parent or Buyer to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Transaction.

Section 3.17        Compliance with Laws. The Company has not received any notice of any default or violation of any law, statute, ordinance, regulation, rule, order, judgment or decree applicable to the Company or by which any property or asset of the Company is bound, and the Company is not, and in the last three (3) years there has not been, in default or violation of any such law, statute, ordinance, regulation, rule, order, judgment or decree.

Section 3.18        Licenses and Permits. Schedule 3.18 sets forth a true, complete and correct list of all material licenses, permits, approvals, authorizations, registrations and certifications of any Governmental Authority, which have been issued to the Company and are currently in effect (the “Company Licenses”). Each Company License is valid and in full force and effect. There is no investigation or proceeding pending or, to the knowledge of the Company, threatened in writing that could result in the termination, revocation, suspension or restriction of any Company License or the imposition of any fine, penalty or other sanctions for violation of any legal or regulatory requirements relating to any Company License. Except as set forth in Schedule 3.18, none of the Company Licenses shall be affected in any material respect by the consummation of the transactions contemplated hereby.

Section 3.19        Records.

(a)          (i) The minutes and other similar records of meetings or consent actions of the Stockholders and the Company Board (and committees thereof) provided or made available by the Company to Parent and Buyer contain all records of meetings and consent actions taken in lieu thereof by such Stockholders and the Company Board (and committees thereof), and show all corporate actions taken by such Stockholders and such members of the Company Board, and any committees thereof, for the Company and (ii) the share transfer records of the Company provided or otherwise made available to Parent and Buyer reflect all issuances, transfers of record and redemptions of capital stock or other securities of the Company.

(b)          The books, records and accounts of the Company are stated in reasonable detail and are accurate and complete in all material respects and have been maintained in accordance with good business practices on a basis consistent with prior years.

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Section 3.20        Affiliated Transactions. Except as set forth on Schedule 3.20, no Stockholder, officer, member of the Company Board, employee or Affiliate of the Company or any entity in which any such Person or individual owns any beneficial equity interest (other than beneficial ownership of less than 5% of the outstanding equity interest in a publicly held entity) has been involved in any business arrangement or relationship with the Company or is a party to any agreement, contract or arrangement with the Company or which pertains to the business of the Company or owns or has any interest in any asset, tangible or intangible, used by the Company.

Section 3.21        Voting Requirements. The Company Board has, either by written consent or at a meeting duly called and held prior to the execution of each Transaction Document to which the Company is a party, (a) unanimously approved and declared advisable this Agreement and each other Transaction Document to which the Company is a party, (b) resolved to recommend and has recommended the approval and adoption of this Agreement and the Transaction to the Stockholders and (c) directed that this Agreement and the Transaction be submitted to the holders of Company Capital Stock for their approval and adoption. The affirmative vote of (1) holders of a majority of all the outstanding shares of Company Common Stock and Company Preferred Stock, voting together as a single class and (2) holders of a majority of the then outstanding shares of Company Preferred Stock (such votes referred to collectively as the “Requisite Stockholder Approval”) are the only votes or approvals of the holders of Company Capital Stock or of any other security of the Company necessary to approve, authorize and adopt this Agreement and the Transaction and, subject to fulfillment of the conditions set forth in Article VII, to consummate the Transaction. After receipt of the Requisite Stockholder Approval, which will occur promptly after the execution and delivery of this Agreement, the Transaction and this Agreement will be duly and validly adopted and approved, and no further vote or approval on the part of any holder of Company Capital Stock or of any other security of the Company will be required to approve or adopt this Agreement and the Transaction or, subject to the fulfillment of the conditions set forth in Article VII, to consummate the Transaction.

Section 3.22        Title to Assets and Properties.

(a)          The Company has a valid leasehold or possessory interest in all Purchased Assets leased by it, and sole ownership of, and good and sole title to, all other Purchased Assets, and upon the consummation of the transactions contemplated hereby, Buyer will acquire sole ownership of (and in the case of any leased Purchased Assets, valid leasehold interests in) all of the Purchased Assets, free and clear of all Liens. All of the Purchased Assets of the Company are free and clear of any Lien, except for (i) statutory, mechanics’, materialmens’, workmens’ landlords’ and other like Liens arising out of operation of Law with respect to a Liability incurred in the ordinary course of business and which is not delinquent and is not material, (ii) Liens reflected in the Base Balance Sheet, (iii) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings, and (iv) Liens described on Schedule 3.22. There are no breaches or defaults under, and no events or circumstances have occurred which, with or without notice or lapse of time or both, would constitute a breach of or a default under, any instrument, agreement or other document that creates, evidences or constitutes any Lien or that evidences, secures or governs the terms of any indebtedness or obligation secured by any Lien (any such instrument, agreement or other document is referred to herein as a “Lien Instrument”). The sale of the Purchased Assets by the Company to Buyer will not: (i) constitute a breach or a default under any Lien Instrument; (ii) permit (with or without notice, lapse of time or both), cause or result in (A) the acceleration of any indebtedness or other obligation evidenced, secured or governed by a Lien Instrument, or (B) the foreclosure or other enforcement of any Lien; (iii) permit or cause the terms of any Lien Instrument to be renegotiated; or (iv) require the consent of any party to or holder of a Lien Instrument or of any third party.

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(b)          The Purchased Assets to be transferred to Buyer at the Closing constitute all of the Assets (tangible and intangible, including Intellectual Property Assets) that are used in, held for use in, or necessary for or related to the conduct of the Business as such Business has been conducted and as such Business is currently contemplated to be conducted, and such Purchased Assets to be transferred to Buyer at the Closing are adequate and sufficient to enable Buyer to conduct the Business (including the use, operation, design, marketing, promotion, modification, development, licensing, distribution, delivery, provision, operation, support, administration, maintenance, and other exploitation of the Products and performance of services in the conduct of the Business (including Products and Technology currently under development)) and to own, use, and operate, design, market, promote, modify, license, distribute, deliver, provide, support, administer, maintain, and otherwise exploit the Purchased Assets in a manner consistent with, and in substantially the same manner as, the conduct of the Business and the ownership, use and operation, design, marketing, promotion, modification, modification, licensing, delivery, provision, support, administration, maintenance, and other exploitation of the Purchased Assets on the date of this Agreement and during the twelve (12) months prior to the date hereof. No licenses or consents from, or payments to, any other person are or will be necessary for Buyer to use any of the Purchased Assets in the same manner in which such Purchased Assets are currently used in the conduct of the Business prior to the Closing or to otherwise operate the Business in the manner in which the Business is currently conducted.

(c)          Other than the Contracts set forth on Schedule 3.22, the Assumed Contracts listed on Schedule 2.1(e) are all of the Contracts by or between the Company and/or any of its subsidiaries or Affiliates, on the one hand, and any third Person, on the other hand, under which such Contracts, or any Assets obtained thereunder, are used in, held for, related to, or necessary for the conduct of the Business.

(d)          All tangible Assets and properties which are part of the Purchased Assets are in good operating condition, regular and proper repair, and are usable in the ordinary course of business.

Section 3.23        Insurance. Schedule 3.23 sets forth a complete and correct list and description of all policies of fire, liability, product liability, workmen’s compensation, and health insurance presently in effect with respect to the Company’s business, complete and correct copies of which have been delivered to Parent and Buyer. All such policies are valid, outstanding and enforceable policies (subject to bankruptcy, insolvency, or similar laws affecting applicable creditors’ rights generally and to general principles of equity) and provide insurance coverage for the properties, assets and operations of the Company, of the kinds, in the amounts and against the risks required to comply with applicable Law. The Company has not been refused any insurance with respect to any aspect of the operations of its business, nor has its coverage been limited by any insurance carrier to which it has applied for insurance or with which it has carried insurance. No notice of cancelation or termination has been received with respect to any such policy. The activities and operations of the Company have been conducted in a manner so as to conform in all material respects to all applicable provisions of such insurance policies.

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Section 3.24        Change of Control Payments. Schedule 3.24 sets forth each plan, agreement or arrangement pursuant to which any amounts may become payable (whether currently or in the future or in connection with a termination of employment or cessation of a service relationship) to current or former officers or employees of or consultants to the Company or any current or former members of the Company Board as a result of or in connection with the Transaction or any of the other transactions contemplated by this Agreement as well as the amounts payable under each such plan, agreement or arrangement.

Section 3.25        Significant Customers and Suppliers. Schedule 3.25 identifies each customer that for the fiscal year ended December 31, 2012 and for the nine-month period ended September 30, 2013 represented at least 5% of total revenues of the Company for such year or period, as applicable, and in the case of each such customer, indicates the amount of earned revenue recognized in accordance with GAAP by the Company from such customer for such year or period, as applicable. Except as indicated in Schedule 3.25, no customer or supplier which represented at least 5% of total revenues of the Company during the period covered by the Financial Statements or which has been significant to the Company thereafter, has, to the Company’s knowledge, terminated or materially reduced or threatened to terminate or materially reduce its purchases from or provision of products or services to the Company.

Section 3.26        Bank Accounts. Schedule 3.26 sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company or any subsidiary of the Company maintains accounts of any nature, the names of all persons authorized to draw thereon, make withdrawals therefrom or have access thereto and the numbers of all such accounts.

Section 3.27        No Restrictions on the Transaction; Takeover Statutes. The Company has taken all action required to be taken by it in order to exempt this Agreement, the Transaction and the transactions contemplated hereby and thereby (and this Agreement, the Transaction and the transactions contemplated hereby and thereby are exempt) from, any “fair price,” “moratorium,” “control share,” “affiliate transaction,” “business combination” or other applicable takeover Laws or Regulations of any state, local, foreign, municipality or other jurisdiction, including Section 203 of the DGCL (collectively, “Takeover Statutes”). The provisions of Section 203 of the DGCL do not apply to the Transaction.

Section 3.28        Certain Business Activities. Neither the Company nor any subsidiary thereof nor, to the Company’s knowledge, any director, officer, employee, consultant or agent acting on behalf of the Company or any subsidiary thereof has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (b) made any unlawful payment to any foreign or domestic government official or employee or any foreign or domestic political party, campaign or candidate for political office or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, (c) consummated any transaction, made any payment, entered into any Contract or arrangement or taken any other action in violation of Section 1128B(b) of the U.S. Social Security Act, as amended, or (d) made any other similar unlawful payment under any similar foreign Laws. To the knowledge of the Company, no officer or director of the Company and its subsidiaries thereof is a foreign or domestic government official or employee or a candidate for any foreign or domestic political office.

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Section 3.29        Restrictions on Business Activities. There is no agreement (non-competition or otherwise), commitment, judgment, injunction, order or decree to which the Company is a party or otherwise binding upon the Company which has had or could be reasonably expected to have the effect of prohibiting or impairing any business practice of the Company, any acquisition of property (tangible or intangible) by the Company or the conduct of business by the Company, or otherwise limiting the freedom of the Company to engage in any line of business or to compete with any Person. Without limiting the foregoing, the Company has not (a) entered into any agreement under which the Company is restricted from selling, licensing, manufacturing or otherwise distributing its technology or products or from providing services to customers, potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market or (b) granted any Person exclusive rights to sell, license, manufacture or otherwise distribute any of its technology or products in any geographic area or with respect to any customers or potential customers or any class of customers during any period of time or in any segment of the market.

Section 3.30        Solvency.

(a)          The Company is not now Insolvent and will not be rendered Insolvent by any of the transactions contemplated by this Agreement.

(b)          Immediately after giving effect to the consummation of the transactions contemplated by this Agreement: (i) the Company will be able to pay its Liabilities as they become due in the ordinary course of business; (ii) the Company will have assets (calculated at fair market value) that exceed its Liabilities; and (iii) taking into account all pending and threatened litigation, the Company does not reasonably anticipate that judgments against it in actions for money damages will be rendered at a time when, or in amounts such that, the Company will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account all other obligations of the Company and the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered). The cash available to the Company, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms.

Section 3.31        Securities Laws Matters. The Company is acquiring the Parent Stock Amount for the Company’s own account and for the purpose of investment and not with a view to distribution or resale thereof.  The Company understands and acknowledges that it may not distribute all or any portion of the Parent Stock Amount except in accordance with (a) the terms of this Agreement and (b) applicable securities laws.  The Company acknowledges that it is able to bear the economic risk of an investment in the Parent Stock Amount and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the Parent Stock Amount.

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Section 3.32        Disclosure; Information Supplied. No representation or warranty contained in this Agreement, and no statement contained in any document, certificate or schedule furnished or to be furnished to Parent and Buyer or any of its representatives pursuant to this Agreement, contains any untrue statement of a material fact, or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements herein or therein, in light of the circumstances under which it was or will be made, not misleading.

Article IV - REPRESENTATIONS AND WARRANTIES OF PARENT AND BUYER

Subject to such exceptions as are disclosed in any Parent SEC Document and publicly available on the SEC’s Electronic Data-Gathering, Analysis, and Retrieval system (“EDGAR”) (excluding any disclosures set forth in any section of any Parent SEC Document entitled “Risk Factors” or “Forward-Looking Statements”), Parent and Buyer hereby represent and warrant to the Company as of the date hereof and as of the Closing (or, if made as of a specified date, as of such date) as follows:

Section 4.1          Organization. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, operate, lease and encumber its properties and to carry on its business as currently conducted. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, operate, lease and encumber its properties and to carry on its business as currently conducted.

Section 4.2          Authorization; Validity of Agreement; Necessary Action. Each of Parent and Buyer has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance by Parent and Buyer of their respective obligations under this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action by the board of directors of Parent and the sole member of Buyer, respectively, and no other action on the part of Parent and Buyer is necessary to authorize the execution and delivery by Parent and Buyer, respectively, of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Buyer and, assuming due and valid authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of Parent and Buyer, enforceable against Parent and Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforcement is sought in a proceeding at law or in equity).

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Section 4.3          No Conflict; Consents.

(a)          The consummation by Parent and Buyer of the transactions in accordance with the terms of this Agreement do not (i) violate, conflict with or result in a default (whether after the giving of notice, lapse of time or both) under, or give rise to a right of termination of, any contract, agreement, permit, license, authorization or obligation to which Parent or Buyer is a party or by which Parent, Buyer or any of their respective assets are bound, except for any such conflicts, defaults, violations, terminations and any waivers if not obtained that would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) conflict with, or result in, any violation of any provision of the certificate of incorporation, bylaws or other organizational documents of Parent or Buyer, or (iii) violate or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any law, regulation or rule, or any order of, or any restriction imposed by, any court or other governmental agency applicable to Parent or Buyer.

(b)          No notice to, declaration or filing with, or consent or approval of any Governmental Authority or other third party is required by or with respect to Parent or Buyer in connection with the execution and delivery by Parent and Buyer of this Agreement, and the consummation by Parent and Buyer of the transactions in accordance with the terms hereof, except for any consents, approvals, notices, or declarations or filings, which if not obtained or made, would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4          Parent Capitalization.

(a)          As of October 31, 2013, the authorized capital of Parent consists of 100,000,000 shares of Parent Common Stock, of which 28,771,497 shares are issued and outstanding, and 5,000,000 shares of Parent preferred stock, none of which are issued and outstanding. The rights, preferences, privileges and restrictions of the capital stock of Parent are as stated in Parent’s certificate of incorporation.

(b)          As of October 31, 2013, (i) 3,457,779 shares of Parent Common Stock are reserved for issuance under Parent’s 2012 Stock Incentive Plan, of which 2,224,358 shares are subject to outstanding options and restricted stock units, and (ii) 2,243,147 shares of Parent Common Stock are issuable upon the exercise of outstanding options under Parent’s Amended and Restated 2004 Stock Option and Incentive Plan (clauses (i) and (ii), collectively, the “Parent Options”).

(c)          Except for the Parent Options, as of October 31, 2013: (i) there are no other existing options, warrants, calls, rights (including conversion rights, preemptive rights, co-sale rights, rights of first refusal or other similar rights) or agreements to which Parent is a party requiring the issuance, sale or transfer by Parent of any additional shares of capital stock or other equity securities of Parent or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock of Parent or other equity securities of Parent; and (ii) there are no outstanding stock appreciation, phantom stock, profit participation or similar rights issued by or through Parent with respect to Parent.

(d)          All shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and have been issued and granted in all material respects in compliance with all applicable securities laws.  All shares of Parent Common Stock which may be issued pursuant to the Transaction, when issued in accordance with the terms hereof, will be voting stock that is duly authorized, validly issued, fully paid and nonassessable, free and clear of any Liens created by Parent (including restrictions on rights of disposition other than restrictions created under applicable securities laws) and not subject to any preemptive rights created by statute, the certificate of incorporation or By-laws of Parent or any Contract to which Parent is a party or by which it is bound.

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Section 4.5          Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Company in connection with the Transaction based upon arrangements made by or on behalf of Parent, Buyer or their respective Affiliates.

Section 4.6          Litigation. There is no litigation, action, suit, proceeding, claim, arbitration or investigation pending or, to the actual knowledge of the senior management of Parent or Buyer, threatened in writing, against Parent or Buyer, respectively, and neither Parent nor Buyer is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Authority that, in either case, would be reasonably likely, individually or in the aggregate, to (a) prevent or materially delay the consummation of the Transaction; (b) otherwise prevent or materially delay performance by Parent or Buyer of any of their respective material obligations under this Agreement; or (c) have a Parent Material Adverse Effect.

Section 4.7          Financing. Buyer has sufficient currently-available funds on hand (including, for these purposes, funds that currently may be drawn down under existing lines of credit), and will have at all times prior to the Closing sufficient currently-available funds on hand, to consummate the Transaction, including, without limitation, to (a) pay the Company Transaction Expenses and amounts set forth on Schedule 2.6 at Closing and (b) pay all outstanding fees and expenses of Buyer in connection with the Transaction.

Section 4.8          SEC Documents; Financial Statements. Parent has timely filed or furnished all Parent SEC Documents since December 31, 2011.  Parent has delivered or made available to the Company (including through EDGAR) accurate and complete copies of the Parent SEC Documents and of all comment letters received by Parent from the Staff of the SEC since the end of Parent’s most recent fiscal year and all responses to such comment letters by or on behalf of Parent.  No subsidiary of Parent is required to file with or furnish to the SEC any forms, reports, schedules, statements or other documents.  As of their respective filing dates, each Parent SEC Document and all Parent SEC Documents filed after the date hereof but before the Closing complied, or, if filed after the date hereof, will comply, in all material respects with the requirements of the Exchange Act or the Securities Act, as applicable, and the rules and regulations of the SEC thereunder, and none of the Parent SEC Documents, as of their respective filing dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected by a Parent SEC Document filed subsequently. The financial statements of Parent, including the notes thereto, included in the Parent SEC Documents (the “Parent Financial Statements”) comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP consistently applied and Regulation S-X of the SEC (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q under the Exchange Act) and present fairly, in all material respects, the consolidated financial position of Parent and its consolidated subsidiaries at the dates thereof and the consolidated results of its operations, changes in shareholders’ equity and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end adjustments). There has been no change in Parent’s accounting policies except as described in the notes to the Parent Financial Statements

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Section 4.9          No Material Change. Except as expressly contemplated by this Agreement, between the date of Parent’s most recent quarterly report on Form 10-Q required to be filed with the SEC and the date hereof, there has not been (a) any fact, event, change, development, circumstance or effect that has had or could reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; or (b) any loss or damage (whether or not covered by insurance) to any of the assets or properties of Parent, Buyer or their respective subsidiaries, which materially affects or impairs the ability of Parent, Buyer, and their respective subsidiaries, taken as a whole, to conduct their business as described in Parent SEC Documents.

Section 4.10        NASDAQ Listing. The Parent Stock Amount will be listed for trading on the NASDAQ Global Market.

Section 4.11        No Audit or Investigation. Neither Parent nor Buyer is or has been the target or subject of any audit, inspection, inquiry, investigation, survey, or other form of review by the SEC or the IRS relating to any actual or alleged improper activity on the part of any of Parent, Buyer, their subsidiaries or any of their respective officers or directors, that, in each case, would be reasonably likely, individually or in the aggregate, to (a) prevent or materially delay the consummation of the Transaction; (b) otherwise prevent or materially delay performance by Parent or Buyer of any of their respective material obligations under this Agreement; or (c) have a Parent Material Adverse Effect. To the knowledge of Parent or Buyer, no such reviews are pending, and none are threatened.

Article V - CONDUCT OF BUSINESS PRIOR TO CLOSING

Section 5.1          Conduct of Business Prior to Closing. Except as expressly provided or permitted herein, as set forth in Schedule 5.1 or as consented to in writing by Buyer, during the period commencing on the date of this Agreement and ending at the Closing or such earlier date as this Agreement may be terminated in accordance with its terms (such period is referred to as the “Pre-Closing Period”), the Company shall use commercially reasonable efforts to (a) act and carry on its business in the ordinary course of business consistent with past practice, (b) maintain and preserve its business organization, assets and properties, and (c) continue to perform in all material respects under existing material contracts in effect on the date hereof (for the respective terms provided in such contracts). Without limiting the generality of the foregoing, except as expressly provided or permitted herein or as set forth in Schedule 5.1, during the Pre-Closing Period, the Company shall not, directly or indirectly, other than in the ordinary course of business, do any of the following without the prior written consent of Buyer:

(a)          (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock or any of its other securities, or (iii) purchase, redeem or otherwise acquire any of its capital stock or any securities or obligations convertible into or exchangeable for any of its capital stock or any other of its securities or any rights, warrants or options to acquire any such capital stock or other securities, except, in the case of this clause (iii), for the acquisition of Company Common Stock from former employees, members of the Company Board and consultants in accordance with agreements providing for the repurchase of Company Common Stock in connection with any termination of services to the Company;

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(b)          authorize for issuance, issue or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any capital stock of any class or any other securities or equity equivalents, other than the conversion of Company Options into Company Common Stock upon the termination of the Company Stock Option Plan in connection with this Agreement;

(c)          amend or modify or agree to amend or modify (or announcement of an intention to amend or modify) the Company Stock Option Plan or any of the awards granted thereunder, including with respect to vesting acceleration of any such awards;

(d)          make any change to the Certificate of Incorporation or Bylaws or change the authorized capital stock of the Company;

(e)           (i) incur any Indebtedness or guarantee any such indebtedness of another Person, (ii) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, (iii) make any loans, advances or capital contributions to, or investment in, any other Person, other than the Company, or (iv) mortgage, pledge or otherwise encumber any material assets, or create or suffer any material lien thereupon, except, in each case, in the ordinary course of business and consistent with prior practices;

(f)           materially change accounting policies or procedures, except as required by law or by GAAP;

(g)          adopt, enter into or materially amend any Company Employee Program or any individual employment, consulting, retention, change in control, bonus or severance agreement;

(h)          increase the rates of direct compensation or bonus compensation payable or to become payable to any officer, employee, agent or consultant of the Company, except in accordance with the existing terms of contracts entered into prior to the date of this Agreement or for annual increases of salaries in the ordinary course of business not to exceed $10,000 in the aggregate;

(i)           make any material acquisition or capital expenditure in excess of $25,000 in the aggregate for the Company, taken as a whole, other than in the ordinary course of business or as provided for in the Company’s annual budget;

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(j)           sell, lease, license, pledge or otherwise dispose of or encumber any material properties or material assets of the Company other than in the ordinary course of business and consistent with prior practices;

(k)          except to the extent subject to reserves reflected on the Base Balance Sheet or the footnotes to the reviewed Financial Statements in accordance with GAAP, in the ordinary course of business or as specifically provided in this Agreement, enter into, materially modify, materially amend or terminate any Material Contract or agreement to which the Company is party, or knowingly waive, release or assign any material rights or material claims (including any material write-off or other material compromise of any accounts receivable of the Company);

(l)           settle or compromise any litigation or other disputes (whether or not commenced prior to the date of this Agreement) other than settlements or compromises for litigation or other disputes where the amount paid in settlement or compromise does not exceed $25,000 in the aggregate, for all such litigation or other disputes;

(m)         renew or extend the term of any Contract; or

(n)          enter into any executory agreement, commitment or undertaking to do any of the activities prohibited by the foregoing provisions.

Notwithstanding the foregoing, nothing contained in this Agreement shall give Parent or Buyer, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing.

Article VI - ADDITIONAL AGREEMENTS

Section 6.1          Stockholders Consent. The Company shall use its commercially reasonable efforts to obtain, as promptly as practicable from and after the execution of this Agreement, the Requisite Stockholder Approval in accordance with applicable law, the Certificate of Incorporation and the Bylaws.

Section 6.2          Access to Information; Confidentiality.

(a)          Without undue disruption of its business, during the Pre-Closing Period, the Company shall, and shall cause each of its officers, employees and agents to, give Parent, Buyer and their respective representatives reasonable access upon reasonable notice and during times mutually convenient to Parent and Buyer, on the one hand, and senior management of the Company, on the other hand, to the facilities, properties, employees, books and records of the Company as from time to time may be reasonably requested.

(b)          Any such investigation by Parent and Buyer shall not unreasonably interfere with any of the businesses or operations of the Company. Parent and Buyer shall not, during the Pre-Closing Period, have any contact whatsoever with respect to the Company or with respect to the transactions contemplated by this Agreement with any partner, lender, lessor, vendor, customer, supplier, employee or consultant of the Company, except in consultation with the Company and then only with the express prior approval of the Company, which approval shall not be unreasonably withheld. All requests by Parent and Buyer for access or information shall be submitted or directed exclusively to an individual or individuals to be designated by the Company.

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(c)          Parent and Buyer shall keep all information obtained pursuant to this Section 6.2 confidential in accordance with the terms of the Mutual Confidentiality Agreement, dated as of October 1, 2013 (the “Confidentiality Agreement”), by and between Parent and the Company; provided, however, that notwithstanding anything to the contrary in the Confidentiality Agreement, Parent, Buyer and the Company may issue press release(s) or make other public announcements in accordance with Section 6.4.

Section 6.3          Regulatory and Other Authorizations; Consents.

(a)          The Company, Parent and Buyer shall use commercially reasonable efforts to obtain the authorizations, consents, orders and approvals necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement.

(b)          The Company, Parent and Buyer shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement.

(c)          Parent and Buyer shall use commercially reasonable efforts to assist the Company in obtaining the consents of third parties to complete the transactions contemplated by this Agreement, including (i) providing to such third parties such financial statements and other financial information as such third parties may reasonably request, (ii) agreeing to commercially reasonable adjustments to the terms of the agreements with such third parties; provided that no party hereto shall be required to agree to any material increase in the amount payable or material decrease in the amount owed with respect thereto; and (iii) executing agreements to effect the assumption of such agreements on or before the Closing Date.

Section 6.4          Public Announcements. The Company, Parent and Buyer shall not make, or cause to be made by any of each party’s Affiliates, any press release, public announcement or other communication to any Person who is not a party in respect of this Agreement or any of the transactions contemplated hereby without prior written consent of Parent, unless otherwise required by Law. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. Notwithstanding the foregoing, Parent, Buyer and their respective Affiliates shall not be bound by the provisions of this Section 6.4 following the Closing Date.

Section 6.5          No Solicitations.

(a)          During the Pre-Closing Period, neither the Company nor the Stockholders shall, directly or indirectly, initiate, solicit or encourage any inquiries or the making or implementation of any proposal or offer with respect to a merger, acquisition or similar transaction involving the purchase of the Company, all or substantially all of the Company’s assets or the Company Capital Stock (an “Alternative Transaction”).

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(b)          During the Pre-Closing Period, neither the Company nor the Stockholders will, and the Company will not permit any of the members of the Company Board or any of its officers, employees, advisors, representatives or agents to, directly or indirectly, (i) discuss, negotiate, undertake, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any Alternative Transaction other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any Person or entity, any information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person or entity to do or seek any of the foregoing. The Company shall promptly notify Parent and Buyer in writing if the Company has received any proposal or offer with respect to an Acquisition Transaction.

(c)          The Company and the Stockholders shall, and the Company shall cause its representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any persons or entities (other than Parent and Buyer) conducted heretofore with respect to any Alternative Transaction.

Section 6.6          Tax Covenants and Agreements. The parties hereto agree that:

(a)          Conduct of the Company. During the Pre-Closing Period, without the prior written consent of Parent and Buyer, neither the Company nor any of its Subsidiaries shall make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to the Company or any of its Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or any of its Subsidiaries, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action could reasonably be expected to have the effect of increasing the Tax liability of Parent, Buyer or any of their respective Subsidiaries for any period or decreasing any Tax Asset of the Company or any of its Subsidiaries existing on the Closing Date.

(b)          Certain Taxes. Any transfer, documentary, sales, use, stamp or other similar Taxes and recording and filing fees (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement shall be borne and paid by the Sellers.

(c)          Clearance Certificates. During the Pre-Closing Period, the Company will, upon request from Parent or Buyer, use its commercially reasonable efforts to obtain any certificate or other document from any governmental authority or any other Person that may be necessary to mitigate, reduce or eliminate (i) any obligation of Parent, Buyer, the Company or any of its Subsidiaries to withhold Taxes in connection with the transactions contemplated by this Agreement and (ii) any liability of Parent, Buyer, the Company or any of its Subsidiaries for Taxes (determined without regard to provisions of this Agreement assigning responsibility therefor) for which relief is available by reason of the filing of an appropriate certificate or other document.

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(d)          Tax Returns and Cooperation. The Company will promptly provide or make available to Parent and Buyer copies of all Tax Returns, reports and information statements that are filed after the date of this Agreement and prior to the Closing Date. The Company shall provide Parent and Buyer with such assistance and information as may reasonably be requested in connection with (i) the preparation of any Tax Return involving the Purchased Assets and (ii) the determination, preservation, or use of any Tax Asset or any item listed in Section 381(c) of the Code (or any similar item under applicable state and local law). The Company shall (x) retain all books and records with respect to Tax matters pertinent to the Company relating to any Pre-Closing Period until the expiration of the statute of limitations (and, to the extent notified by Parent and Buyer, any extensions thereof) of the respective taxable periods, and (y) give Parent and Buyer reasonable written notice prior to transferring, destroying or discarding any such books and records and, if Parent or Buyer so requests, to allow Parent or Buyer to take possession of such books and records.

(e)          Tax Liability. Neither the Company nor any of its Subsidiaries will incur any liability for Taxes from the Balance Sheet Date up to the Closing other than in the ordinary course of business and consistent with reasonable past practices.

(f)           Wage Reporting. Buyer and the Company agree to utilize, or cause their respective Affiliates to utilize, the standard procedure set forth in Revenue Procedure 2004-53 with respect to wage reporting.

(g)          Tax Treatment. The parties to this Agreement intend that the transactions contemplated herein shall constitute a reorganization within the meaning of Code Section 368(a)(1)(C). Neither Buyer or Parent, on the one hand, nor Sellers or the Company, on the other hand, shall knowingly take any action that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Code Section 368(a)(1)(C). The parties to this Agreement adopt this Agreement as a “plan of reorganization” for purposes of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), and they agree to adopt the plan of reorganization and file the statement required by Treasury Regulations Section 1.368-3(a) with their Tax returns for the taxable year in which the Closing occurs.

Section 6.7          Notification of Certain Matters.

(a)          During the Pre-Closing Period, the Company shall give prompt notice to Parent and Buyer of the occurrence or non-occurrence of any event that results in the breach of any representation, warranty, covenant or agreement of the Company herein such that any closing condition contained in Section 7.2(a) or Section 7.2(b) would not be satisfied (assuming that the Closing were to occur at such time); provided, however, that the delivery of any notice pursuant to this Section 6.7(a) shall not limit or otherwise affect the remedies available to Parent or Buyer hereunder.

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(b)          During the Pre-Closing Period, Parent and Buyer shall give prompt notice to the Company of the occurrence or non-occurrence of any event that results in the breach of any representation, warranty, covenant or agreement of Parent or Buyer herein such that any closing condition contained in Section 7.3(a) or Section 7.3(b) would not be satisfied (assuming that the Closing were to occur at such time); provided, however, that the delivery of any notice pursuant to this Section 6.7(b) shall not limit or otherwise affect the remedies available to the Company hereunder.

(c)          During the Pre-Closing Period, each of the Company, on the one hand, and Parent and Buyer, on the other hand, shall give prompt notice to the other of (i) any notice or other communication from any Person alleging that the authorization, license, permit, consent, waiver or approval of such Person is or may be required in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby or thereby, (ii) any notice or other communication from any Governmental Authority in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby or thereby and (iii) any claim relating to or involving or otherwise affecting such party that relates to this Agreement, the other Transaction Documents and the transactions contemplated hereby or thereby.

(d)          During the Pre-Closing Period, the Company shall give prompt notice to Parent and Buyer of any fact, event, change, development, circumstance or effect occurring after the date hereof (or of which it became aware after the date hereof) that has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)          During the Pre-Closing Period, Parent and Buyer shall give prompt notice to the Company of any fact, event, change, development, circumstance or effect occurring after the date hereof (or of which it became aware after the date hereof) that has had or could reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.8          Takeover Statutes. If any Takeover Statute or other anti-takeover Law, charter provision or Contract is or shall become applicable to the Transaction or the transactions contemplated hereby or by the other Transaction Documents, the Company and the Company Board shall grant such approvals and take all other commercially reasonable actions under such Laws, provisions and Contracts so that the transactions contemplated hereby and thereby may be consummated as promptly as practicable on the terms contemplated hereby and thereby without adverse effect under, and otherwise use their commercially reasonable efforts to eliminate or minimize the effects of, such Law, provision or Contract.

Section 6.9          Employee Matters.

(a)          The Company shall use its reasonable efforts to cooperate with Parent and Buyer in its efforts to cause each of the Persons identified in Schedule 6.9(a) to accept, execute and deliver to Buyer, and to comply with the terms of, the offer of employment or engagement (as applicable) contemplated by Section 7.2(j), including, without limitation, the applicable employment agreement or noncompetition and nonsolicitation agreement.

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(b)          Prior to the Closing Date, the Company shall cooperate with Parent and Buyer, if and to the extent requested by Parent and Buyer, to (i) allow Parent, Buyer and their respective representatives to conduct employee orientation sessions (with such sessions to be held during scheduled work hours at times reasonably agreed to by the Company, on the one hand, and Parent and Buyer, on the other hand) and to meet with employees of the Company (either individually or in groups) during breaks, outside of scheduled work hours or as otherwise agreed to by the Company, Parent and Buyer, and (ii) provide information to employees regarding Parent’s or Buyer’s (or any of their subsidiaries’) employee benefit plans and allow Parent, Buyer and their respective representatives to conduct an open enrollment period to enable potential employees of Parent and Buyer to make benefit enrollment elections under such employee benefit plans of Parent and Buyer (or any of their subsidiaries) that will be made available (if any) to employees of Parent and Buyer on and after the Closing.

(c)          The Company shall take all actions that may be reasonably requested by Parent and Buyer in writing prior to the Closing Date with respect to (i) causing one or more Company Employee Programs or arrangements with any payroll, benefits or human resources service provider to the Company to terminate or be amended as of the Closing Date or as of the day immediately preceding the Closing Date but contingent on the occurrence of the Closing (in each case as specified by Parent or Buyer), (ii) causing benefit accrual or entitlement under any Company Employee Program to cease as of the Closing Date, (iii) causing the continuation on and after the Closing Date of any insurance policy or arrangement relating to any Company Employee Program and (iv) facilitating the merger of any Company Employee Program into any employee benefit plan maintained by Parent or Buyer (or any of their subsidiaries).

(d)          The Company Employee Programs formerly maintained by the Company will be terminated as of the date immediately preceding the Closing Date and Parent and Buyer shall have no obligation or liability with respect to such Company Employee Programs.

(e)          The Company has obtained and delivered to Parent from each Person who is, with respect to the Company, a “disqualified individual” (as defined in Section 280G of the Code), and who might otherwise have, receive or have the right or entitlement to receive a “parachute payment” (as defined in Section 280G of the Code), a waiver of such Person’s rights to all such payments and/or benefits applicable to such Person so that all remaining payments and/or benefits applicable to such Person shall not be deemed to be “excess parachute payments” (as defined in Section 280G of the Code). As soon as practicable following the date hereof, but in no event less than five (5) Business Days prior to the Closing Date, the Company shall use its commercially reasonable efforts to obtain the approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code in a manner which satisfies all applicable requirements of such Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations (the “Section 280G Stockholder Approval”), so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all payments and/or benefits provided in accordance with agreements, contracts or arrangements that, in the absence of such Section 280G Stockholder Approval, would not be deductible by operation of Section 280G of the Code. All waivers and materials to be submitted to stockholders of the Company pursuant to this Section 6.9(e) shall be subject to review and approval by Parent.

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(f)           With respect to any employee of Company hired by Parent or Buyer, Parent or Buyer shall use its reasonable efforts to cause its benefit plan providers and/or insurers to (i) waive all limitations as to pre-existing conditions, exclusions, and waiting periods with respect to participation and coverage requirements applicable under all employee benefit plans in which such employees may be eligible to participate after the Closing Date, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Closing Date under any Company Employee Program immediately prior to the Closing Date, (ii) provide each such employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements for the year in which the Closing Date occurs under all employee benefit plans in which such employees are eligible to participate after the Closing Date, (iii) with respect to each such employee, recognize and give full credit for all service with Company prior to and following the Closing Date, for purposes of determining eligibility, vesting, and entitlement to benefits (including for vacation entitlements, but not for severance benefits or benefit accrual purposes) under each employee benefit plan or policy in which such employee is eligible to participate after the Closing Date, and (iv) continue group health insurance coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for individuals covered under health insurance plans of Company immediately prior to the Closing Date.

(g)          Subject to the following sentence, Parent shall pay, or cause to be paid, to the individuals set forth on Schedule 6.9(g) an aggregate amount of $2,000,000 (collectively, the “Retention Payments”). The allocation of the Retention Payments among such individuals, the timing of such Retention Payments, and the participation of additional individuals in such Retention Payments, shall be subject to agreements entered into between Parent and such individuals prior to the Closing Date; provided, that for an individual to be eligible for any Retention Payment, such individual must be an employee or consultant of Parent on the date that such Retention Payment is to be paid.

(h)          Nothing herein shall (i) be deemed to amend any Company Employee Program or (ii) create any third party beneficiary rights in any Person.

Section 6.10        Further Action.

(a)          Each of the parties hereto shall use its respective commercially reasonable efforts to take or cause to be taken all appropriate action, do or cause to be done all things necessary, proper or advisable and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.

(b)          With respect to all Parent Stock held by the Escrow Agent, Parent or Buyer shall (i) collect all dividends or income and any related cash (from fractional shares) on each share of Parent Stock and disburse such amounts to the Stockholders upon receipt (for the avoidance of doubt, any such dividends or income and other payments shall not become part of the Escrow Fund); and (ii) distribute to the Stockholders all rights issued with respect to any Parent Stock held by the Escrow Agent pursuant to the Escrow Agreement.

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Section 6.11        Financial Statements.

(a)          As soon as reasonably practicable, but in any event prior to the Closing, the Company shall prepare and deliver, or cause to be prepared and delivered, to Buyer the historical financial information, which Parent or Buyer reasonably determine is required to be audited and filed by Parent with the SEC pursuant to Item 9.01 of the Current Report on Form 8-K as contemplated by the Exchange Act and the rules and regulations promulgated thereunder as such required financial information is modified by any relief granted to Parent by the SEC with respect to the scope of financial information required to be filed together with an audit opinion thereon from the Audit Accountants (as defined herein) in the form required by the SEC and applicable stock exchange (the “Historical Financial Information”). The Company covenants that the Historical Financial Information will be prepared in accordance with GAAP as of the dates and for the periods indicated. The Company will also cooperate in all reasonable respects with McGladrey LLP (the “Audit Accountants”) in connection with this audit of the Historical Financial Information.

(b)          The Company will cooperate in all reasonable respects with Parent in Parent’s preparation of the pro forma financial information relating to the Transaction required pursuant to Item 9.01 of the Current Report on Form 8-K as contemplated by the Exchange Act and the rules and regulations promulgated thereunder (the “Pro Forma Financial Information,” and together with the Historical Financial Information, the “Required Financial Information”), providing access to such of the Company’s personnel, advisors and accountants as may be necessary to prepare such Pro Forma Financial Information, and generally cooperating with Parent’s reasonable requests in order to facilitate such preparation.

(c)          The parties further acknowledge that the foregoing financial information must be filed by Parent with the SEC under cover of an amendment to a Current Report on Form 8-K not less than seventy one (71) calendar days after the initial filing of such Current Report on Form 8-K, which initial filing must be filed by Parent with the SEC not less than four (4) days (as calculated under the SEC’s rules and regulations) after the Closing Date. Accordingly, time is of the essence with respect to the observance of this covenant. The parties also acknowledge that any Parent filings under the Securities Act that require the Required Financial Information also necessitate timely cooperation, including cooperation in the performance of incremental audit procedures necessary, by the Company to facilitate the execution and filing of an accountant’s consent. The Company covenants and agree to promptly cooperate from and after the Closing Date to facilitate such actions and will use commercially reasonable efforts to cause the Audit Accountants to perform such procedures and deliver any such consent from time to time as requested by Parent.

(d)          As soon as reasonably practicable, but in any event prior to the Closing, the Company shall prepare and deliver, or cause to be prepared and delivered, to Buyer the unaudited balance sheet of the Company as of November 30, 2013 and the related unaudited statements of operations, stockholders’ equity, and cash flows for the 11-month period then ended.

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Section 6.12        Post-Closing Receivables and Payables. The Company agrees that it shall promptly pay or deliver to Buyer any monies or checks which have been sent to the Company after the Closing Date by customers, suppliers or other contracting parties to any Purchased Assets.

Section 6.13        Post-Closing Activities. Following the Closing, for so long as the Company holds shares of Parent Common Stock:

(a)          The Company shall not (i) conduct any business or engage in any activities, other than (A) holding shares of the Parent Stock Amount, (B) discharging the Excluded Liabilities, (C) performing its obligations under this Agreement and the other Transaction Documents to which it is a party and (D) effecting an orderly and prompt wind-down of its operations, including terminating the Company Employee Programs and transferring or terminating the Excluded Assets, or (ii) incur or permit to exist any Liabilities, other than (A) the Excluded Liabilities, (B) Liabilities arising under this Agreement and the other Transaction Documents to which the Company is a party and (C) liabilities that are de minimis in amount incurred in connection with the maintenance of the Company’s legal status; and

(b)          The Company shall not: (i) merge or consolidate with any Person; (ii) cause or permit the creation of any subsidiary of the Company or any Seller Subsidiary; (iii) enter into any transaction or series of transactions with any Person involving the sale, lease, transfer, or license of the remaining assets of the Company, including, without limitation, the Parent Stock Amount; (iv) issue or sell any Company Capital Stock (or other equity interests) or any rights or options to purchase Company Capital Stock (or other equity interests), except for issuances pursuant to the exercise of warrants or options to purchase Company Capital Stock (or other equity interests) outstanding as of the Closing Date (on terms in effect on the Closing Date), or (v) dissolve or wind up the Company.

Article VII - CONDITIONS TO THE CLOSING

Section 7.1          Conditions to the Obligations of Each Party. The respective obligations of each party to effect the transactions contemplated hereby are subject to the fulfillment or waiver by consent of the other party, where permissible, at or prior to the Closing, of each of the following conditions:

(a)          Stockholder Approval. This Agreement shall have been adopted and approved by the Stockholders in accordance with the DGCL, the Certificate of Incorporation and the Bylaws.

(b)          Governmental Consents. All licenses, permits, consents, authorizations, approvals, qualifications and orders of Governmental Authorities set forth in Schedule 3.4 shall have been obtained and shall be in full force and effect.

(c)          No Injunctions, Orders or Restraints; Illegality. No preliminary or permanent injunction or other order, decree or ruling issued by a court or other Governmental Authority of competent jurisdiction nor any statute, rule, regulation or executive order promulgated or enacted by any Governmental Authority of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the transactions contemplated hereby illegal or (ii) otherwise prohibiting the consummation of the transactions contemplated hereby.

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Section 7.2          Additional Conditions to Obligations of Parent and Buyer. The obligations of Parent and Buyer to effect the transactions contemplated hereby are further subject to the satisfaction of the following conditions, any one or more of which may be waived by Parent and Buyer at or prior to the Closing:

(a)          Representations and Warranties of the Company. The representations and warranties of the Company set forth herein shall be, with respect to those representations and warranties qualified by any materiality standard, true and correct in all respects at and as of the Closing Date, and with respect to all other representations and warranties, true and correct in all material respects at and as of the Closing Date, except, in both instances, to the extent such representations and warranties expressly relate to an earlier date or time (in which case such representations and warranties shall be true and correct in all respects, or in all material respects, as appropriate, on and as of such earlier date). Buyer shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company, dated the Closing Date, to the foregoing effect.

(b)          Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by the Company on or prior to the Closing, and Buyer shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to the foregoing effect.

(c)          Secretary’s Certificate. The Company shall have delivered to Buyer a certificate of the Secretary of the Company, dated as of the Closing Date, certifying as to (i) the incumbency of officers of the Company executing documents executed and delivered in connection herewith, (ii) the copies of the Certificate of Incorporation and Bylaws, each as in effect from the date of this Agreement until the Closing Date and (iii) a copy of the resolutions of the Company Board and the Stockholders authorizing and approving the applicable matters contemplated hereunder.

(d)          No Company Material Adverse Effect. Since the date of the Agreement, no change, event, circumstance, development or effect shall have occurred that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. Buyer shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to the foregoing effect.

(e)          Escrow Agreement. The Securityholders’ Representative shall have executed and delivered the Escrow Agreement.

(f)           Estimated Closing Balance Sheet; Schedule 2.6. The Company shall have delivered (1) an updated Schedule 2.6 required by Section 2.6 in accordance with the terms thereof and (2) the Estimated Closing Balance Sheet required by Section 2.7(a) in accordance with the terms thereof. Buyer shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company to the foregoing effect.

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(g)          Tax Affidavit. Prior to the Closing, the Company shall deliver a non-foreign status affidavit duly executed by an authorized officer the Company, dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under Treasury Regulations issued pursuant to Section 1445 of the Code stating that the applicable Seller is not a “foreign person” as defined in Section 1445 of the Code.

(h)          Good Standing Certificates. The Company shall have delivered good standing certificates for the Company from the Secretary of State of the State of Delaware and from the Secretary of State in each other jurisdiction in which the properties owned or leased by the Company, or the operation of its business in such jurisdiction, requires the Company to qualify to do business as a foreign corporation, in each case dated as of a date not earlier than two (2) Business Days prior to the Closing.

(i)           Legal Opinion. The Company shall have delivered to Buyer an opinion of Weiss Brown, PLLC, counsel to the Company, dated as of the Closing Date, in substantially the form attached hereto as Exhibit E.

(j)           Employee Arrangements. Each of the Persons identified on Schedule 7.2(j)(1) (the “Key Employees”) shall have (i) affirmatively accepted an offer of employment or engagement with Parent, Buyer or their Affiliates on terms reasonably satisfactory to Parent, Buyer and such Persons and (ii) not rescinded their Key Employee Agreement. Each of the Persons identified on Schedule 7.2(j)(2) shall have (i) affirmatively accepted an offer of employment or engagement with Parent, Buyer or their Affiliates on terms reasonably satisfactory to Parent, Buyer and such Persons, (ii) executed and delivered to Parent or Buyer the applicable employment agreement, which shall include an appropriate noncompetition and nonsolicitation agreement and proprietary information and inventions assignment agreement, and (iii) satisfied a standard background check to be conducted by Parent, Buyer or their Affiliates. Nothing in this Agreement, whether express or implied, shall be construed to create any third-party beneficiary rights in any present or former employee, service provider, independent contractor or consultant of the Company or any such person’s alternate payees, dependents or beneficiaries, whether in respect of continued service or resumed service, compensation, benefits or otherwise.

(k)          Third-Party Consents; Notices. All consents of third parties set forth in Schedule 7.2(k) shall have been obtained and shall be in full force and effect. To the extent that any Contract which is a Purchase Asset requires notice to a third party as a condition to the assignment of such Contract, the Company shall have provided such notice in accordance with the terms of such Contract..

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(l)           401(k) Plans. Unless Buyer provides written notice to the Company to the contrary, the Company shall have provided to Buyer satisfactory documentation, in Buyer’s sole discretion, evidencing the termination of any and all Company Employee Programs intended to include a Code Section 401(k) arrangement (each, a “401(k) Plan”) without any further liability or obligation of the Company, Parent, Buyer or any of their respective subsidiaries or Affiliates, effective as of the date immediately prior to the Closing Date, but contingent on the Closing, including (i) executed resolutions of the Company Board authorizing the terminations and (ii) an executed amendment to the 401(k) Plans sufficient to ensure compliance with all applicable requirements of the Code and regulations thereunder so that the tax-qualified status of the 401(k) Plans will be maintained at the time of termination.

(m)         Submission to Stockholders for Approval of Certain Payments. The Company shall have submitted to its stockholders a request for approval from holders of at least 75% of the Company’s outstanding common stock (disregarding, for this purpose, voting interests held by any individual set forth on Schedule 7.2(m)), of any compensatory payments in connection with this Agreement that would be subject to Section 280G and 4999 of the Code.

(n)          Acknowledgement Agreement; Pro Rata Share. Stockholders representing 90% of the Company Capital Stock as of immediately prior to Closing shall have duly executed and delivered to Parent and Buyer an Acknowledgement Agreement. Exhibit I shall have been delivered and shall include the list of all such Stockholders and each such Stockholder’s Pro Rata Share. Buyer shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company, dated the Closing Date, attaching Exhibit I.

(o)          Lock-Up Agreements. The Company shall have duly executed and delivered to Parent and Buyer a Lock-Up Agreement.

(p)          Transaction Documents. In addition to the certificates referenced in Section 7.2(a), Section 7.2(b) and Section 7.2(c), the Company shall have executed and delivered, or caused to be executed and delivered, to Buyer at or prior to Closing:

(i)          a duly executed bill of sale, assignment and assumption agreement in the form attached hereto as Exhibit F;

(ii)         assignments of the Company Intellectual Property Assets in forms acceptable to Buyer and otherwise suitable for filing in all relevant jurisdictions, including assignments of copyright, patent, trademark registrations and domain name registrations and applications in the form attached hereto as Exhibit G hereto;

(iii)        all Purchased Assets not otherwise transferred pursuant to the bill of sale attached as Exhibit F;

(iv)        all items described in Section 2.11 not otherwise transferred pursuant to the bill of sale attached as Exhibit F; and

(v)         such other good and sufficient instruments of conveyance, assignment and transfer, in form and substance reasonably acceptable to Buyer, as will be effective to vest in Buyer good and valid title in and to the Purchased Assets.

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(q)          Non-Competition and Non-Solicitation Agreements. Each of Persons identified on Schedule 7.2(r) shall have duly executed and delivered to Buyer a Non-Competition and Non-Solicitation Agreement, in each case, countersigned by the Company and in the form attached hereto as Exhibit H.

(r)           Pay-off Letters. The Company shall have obtained from each Person who, on or following the date of this Agreement, holds any Indebtedness that is secured by a Lien, a pay-off letter in form and substance reasonably satisfactory to Parent and such other evidence as Parent may reasonably request to the effect that all such Indebtedness of the Company has been paid in full and all such Liens have been fully and finally released.

(s)          Bonus Amounts. The accrued compensation and bonus amounts set forth on Schedule 3.12 and Schedule 5.1, respectively, shall have been paid in full and each recipient of such payment shall have executed and delivered to Parent an acknowledgement, in a form reasonably satisfactory to Parent, that he or she has been paid in full for such accrued compensation and bonus amounts, as applicable, and related obligations.

(t)           Credit Card Terminations. All credits cards of the Company, including, without limitation, those credits cards listed on Schedule 3.26 shall have been terminated.

(u)          Repayment of Loans to Executive Officers. The Company shall have received payment in full satisfaction of any amounts outstanding under loans disclosed on Schedule 7.2(u).

Section 7.3          Additional Conditions to Obligations of the Company. The obligation of the Company to effect the transactions contemplated hereby is further subject to the satisfaction of the following conditions, any one or more of which may be waived by the Company at or prior to the Closing:

(a)          Representations and Warranties. The representations and warranties of Parent and Buyer set forth herein shall be, with respect to those representations and warranties qualified by any materiality standard, true and correct in all respects at and as of the Closing Date, and with respect to all other representations and warranties, true and correct in all material respects at and as of the Closing Date, except, in both instances, to the extent such representations and warranties expressly relate to an earlier date or time (in which case such representations and warranties shall be true and correct in all respects, or in all material respects, as appropriate, on and as of such earlier date), with only such exceptions which, in the aggregate, would not be reasonably likely to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Buyer by the Chief Executive Officer or Chief Financial Officer of Buyer, dated the Closing Date, to the foregoing effect.

(b)          Performance of Obligations of Parent and Buyer. Parent and Buyer shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with on or prior to the Closing, and the Company shall have received a certificate signed on behalf of Buyer by the Chief Executive Officer or Chief Financial Officer of Buyer, dated as of the Closing Date, to the foregoing effect.

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(c)          Escrow Agreement. Buyer shall have executed and delivered the Escrow Agreement.

(d)          No Parent Material Adverse Effect. Since the date of the Agreement, no change, event, circumstance, development, or effect shall have occurred that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent, dated the Closing Date, to the foregoing effect.

(e)          Good Standing Certificates. Parent and Buyer shall have delivered to Company good standing certificates for Parent and Buyer from the Secretary of State of the State of Delaware dated as of a date not earlier than two (2) Business Days prior to the Closing.

(f)           Deposit of Parent Stock Amount. Buyer shall have deposited, or caused to be deposited, the Parent Stock Amount with the Company or the Escrow Agent, as applicable.

Article VIII - SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

Section 8.1          Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties of the parties contained herein shall survive the Closing and shall remain in full force and effect until 11:59 pm (Boston time) on the date which is eighteen (18) months after the Closing Date (the “Indemnification Cut-Off Date”); provided, however, that the representations and warranties of the Company made pursuant to Sections 3.1, 3.3, 3.7, 3.9, and 3.22 (collectively, the “Specified Representations”) shall survive until latest date permissible under applicable law; provided further, however, that the representations and warranties of the Company made pursuant to Section 3.14 (the “IP Representations”) shall survive the Closing and shall remain in full force and effect until 11:59 pm (Boston time) on the date which is twenty-four (24) months after the Closing Date. Notwithstanding anything to the contrary contained herein, the limitations above shall not apply in the event of fraud, willful breach or intentional misrepresentation (whether on the part of the Company or the Sellers). The covenants and agreements of the parties contained in this Agreement shall survive indefinitely or for such shorter period as is explicitly specified therein with respect thereto, except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by law. Any investigation or other examination that may have been made by any party seeking indemnification under this Agreement on or before the Closing Date shall not limit, diminish or in any way affect the representations and warranties of any other party set forth in this Agreement or any certificate, document or other instrument delivered pursuant to or in connection herewith. Notwithstanding the preceding sentences, any breach of any representation, warranty, covenant or agreement in respect of which indemnification may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if notice of the inaccuracy or breach thereof giving rise to such right of indemnification shall have been given to the party against whom such indemnification may be sought prior to such time.

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Section 8.2          Escrow Fund; Indemnification by the Sellers and the Stockholders.

(a)          Subject to the other terms and conditions of this Agreement, each Seller and Stockholder shall severally (based on each such Stockholder’s Pro Rata Share), and not jointly indemnify, defend and hold harmless Parent, Buyer and their respective officers, directors and members of their boards or representatives (each a “Buyer Indemnified Party”) to the extent of any Losses asserted against, imposed upon or incurred or sustained by any of the Buyer Indemnified Parties, as the same are incurred, arising out of, relating to, resulting from, or in whole or in part sustained in connection with:

(i)           the breach of any representation or warranty of the Company contained herein or contained in any Schedule to this Agreement or any certificate delivered pursuant to this Agreement, other than in respect of (A) the Specified Representations and (B) the IP Representations;

(ii)          the breach of any representation or warranty of the Company in respect of the Specified Representations;

(iii)         the breach of any representation or warranty of the Company in respect of the IP Representations;

(iv)        any breach of any covenant or agreement of the Company or the Sellers contained herein or contained in any Schedule to this Agreement or any certificate delivered pursuant to this Agreement;

(v)         any inaccuracy in any information set forth in Schedule 2.6 (including any failure to properly calculate any of the amounts set forth therein) or breach of or inaccuracy in any representation, warranty or certification contained in the certificate delivered to Buyer in connection with Schedule 2.6;

(vi)        any Excluded Liabilities;

(vii)       [Intentionally Omitted];

(viii)      the use by the Company or any Subsidiary of or the inclusion in the Company Intellectual Property Assets of any Open Source Materials;

(ix)         defending any Third Party Claim alleging the occurrence of facts circumstances that, if true, regardless of the outcome of such defense, would entitle a Buyer Indemnified Party to indemnification pursuant to Sections 8.2(a)(i), (iii) and (viii); and

(x)          defending any Third Party Claim alleging the occurrence of facts circumstances that, if true, regardless of the outcome of such defense, would entitle a Buyer Indemnified Party to indemnification pursuant to Sections 8.2(a)(ii) and (iv)-(vii).

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(b)          The Buyer Indemnified Parties’ indemnification rights pursuant to Section 8.2(a) shall be limited as follows:

(i)           The Buyer Indemnified Parties shall not be entitled to any indemnification pursuant to Sections 8.2(a)(i), (ii) or (iii) until the aggregate dollar amount of all such Losses that would otherwise be indemnifiable equals or exceeds $250,000 (the “Threshold”), at which time the Buyer Indemnified Parties shall be entitled to indemnification of all Losses that would otherwise be indemnifiable pursuant to Sections 8.2(a)(i), (ii) and (iii) (including all Losses incurred prior to exceeding the Threshold), subject to the other limitations and qualifications set forth in this Article VIII.

(ii)          The Buyer Indemnified Parties shall not be able to seek indemnification pursuant to Section 8.2(a)(i), (iii), (viii) and (ix) for any amount of indemnifiable Losses pursuant to Section 8.2(a)(i), (iii), and (viii) in excess of the Escrow Amount remaining in the Escrow Fund and the right of the Buyer Indemnified Parties to recover for any indemnifiable Losses pursuant to Section 8.2(a)(i), (iii), and (viii) shall be limited solely and exclusively to the Escrow Amount remaining in the Escrow Fund.

(iii)         The Buyer Indemnified Parties shall not be able to seek indemnification pursuant to Sections 8.2(a)(ii), (iv)-(vii), and (x) for any amount of indemnifiable Losses in excess of the aggregate amount of the Purchase Consideration.

(iv)        For purposes of determining the amount of Losses arising from a breach of or inaccuracy in any representation, warranty, covenant or obligation of the parties in this Agreement but not for purposes of determining whether any such representation, warranty, covenant or obligation has been breached or is inaccurate, limitations or qualifications as to dollar amount, materiality or “Material Adverse Effect” set forth in such representation, warranty, covenant or obligation shall be disregarded.

(v)         Subject to Section 8.6, the maximum liability of a Seller or Stockholder with respect to any claim for indemnification made by the Buyer Indemnified Parties pursuant to this Agreement shall not exceed the portion of the Purchase Consideration actually received by such Seller or Stockholder, as applicable, which, for the avoidance of doubt, shall be calculated as any amount of Parent Common Stock actually received by such Seller or Stockholder, as applicable, provided that such Seller or Stockholder, as applicable, may elect, in its sole discretion, to either return up to a maximum of (A) the same number of shares of Parent Common Stock that it received from Parent or (B) the net cash proceeds that it actually received from the sale of such Parent Common Stock in full and final satisfaction of any liability in relation to such Parent Common Stock (or, in the case of a Seller or Stockholder that is a limited partnership that has distributed any shares of Parent Common Stock to its limited partners, the value of each such share of Parent Common Stock so distributed solely for purposes of calculating the maximum liability of such Seller or Stockholder, as applicable, under this Section 8.2(b)(v) with respect to shares of Parent Common Stock so received shall equal the closing sales price of Parent Common Stock in trading on the NASDAQ Global Market on such distribution date (or if such distribution date is not a trading day, then the trading day immediately prior to such distribution date)).

(vi)        With respect to indemnification for fraud, willful breach or intentional misrepresentation by any of the Sellers (or any of their respective stockholders, representatives or agents), the amount of indemnifiable Losses shall not be capped.

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(vii)       No indemnification shall be payable to a Buyer Indemnified Party with respect to claims asserted by such Buyer Indemnified Party pursuant to Section 8.2(a) after the Indemnification Cut-Off Date or the applicable survival period set forth in Section 8.1, as the case may be.

Section 8.3          Indemnification by Parent and Buyer.

(a)          Subject to the other terms and conditions of this Agreement, Parent and Buyer shall indemnify, defend and hold harmless, the Sellers and their respective officers, directors and members of their boards or representatives (each a “Seller Indemnified Party”) to the extent of any losses asserted against, imposed upon or incurred or sustained by any of the Seller Indemnified Parties, as the same are incurred, arising out of, relating to, resulting from, or in whole or in part sustained in connection with:

(i)          the breach of any representation or warranty of Parent or Buyer contained herein or contained in any Schedule to this Agreement or any certificate delivered pursuant to this Agreement; or

(ii)         any breach of any covenant or agreement of Parent or Buyer contained herein or contained in any Schedule to this Agreement or any certificate delivered pursuant to this Agreement.

(b)          If any Seller Indemnified Party seeks indemnification under this Section 8.3 such party shall give written notice to Parent and Buyer of the facts and circumstances giving rise to the claim. In that regard, if any proceeding shall be brought or asserted in writing by any third party which, if adversely determined, would entitle the Seller Indemnified Party to indemnity pursuant to this Section 8.3, the Seller Indemnified Party shall promptly notify Parent and Buyer of the same in writing, specifying in reasonable detail (if known) the basis of such claim and the facts pertaining thereto, and Parent or Buyer, if either party so elects by written notice to the Seller Indemnified Party, shall assume and control the defense thereof (and shall consult with the Seller Indemnified Party with respect thereto), including employment of counsel reasonably satisfactory to the Seller Indemnified Party and the payment of expenses. If Parent or Buyer elects to assume and control the defense, the Seller Indemnified Party shall have the right to employ counsel separate from counsel employed by Parent or Buyer in any such proceeding and to participate in the defense thereof, but the fees and expenses of such counsel employed by the Seller Indemnified Party shall be at the expense of the Seller Indemnified Party, unless (i) the employment thereof has been specifically authorized by Parent or Buyer in writing, (ii) there exists a conflict of interest between the interests of the Seller Indemnified Party, on the one hand, and Parent and/or Buyer, on the other hand, or (iii) Parent or Buyer has failed to assume the defense and employ counsel. Notwithstanding anything to the contrary in the foregoing, in no event shall Parent or Buyer be liable for the fees and expenses of more than one counsel (in addition to any local counsel) for the Seller Indemnified Parties in connection with any one proceeding or separate but similar or related proceedings in the same jurisdiction arising out of the same general allegations or circumstances. Neither Parent nor Buyer shall be liable for any settlement of any proceeding that is effected without the written consent of Parent and Buyer.

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(c)          The limitations on the indemnification obligations of the Sellers and the Stockholders set forth in Section 8.2(b) that limit the amounts of indemnification obligations (but not the source of recovery therefor), to the extent applicable to indemnification obligations set forth in Section 8.2(a)(i) and Section 8.2(a)(iv), shall apply to the indemnification obligations set forth in this Section 8.3, mutatis mutandis.

Section 8.4          Procedures.

(a)          General. Promptly after the discovery by any Indemnified Party of any Loss or Losses, claim or breach, including any claim by a third Person (a “Third Party Claim”), that would reasonably be expected to give rise to a claim for indemnification hereunder, the Indemnified Party shall deliver to the Securityholders’ Representative a certificate (a “Claim Certificate”) that:

(i)          states that the Indemnified Party has paid or properly accrued Losses, or reasonably anticipates that it may or will incur liability for Losses, for which such Indemnified Party may be entitled to indemnification pursuant to this Agreement; and

(ii)         specifies in reasonable detail, to the extent practicable and available, each individual item of Loss included in the amount so stated, the basis for any anticipated liability and the nature of the misrepresentation, default, breach of warranty or breach of covenant or claim to which each such item is related and, to the extent computable, the computation of the amount to which such Indemnified Party claims to be entitled hereunder;

provided, that no delay on the part of any Indemnified Party in notifying the Securityholders’ Representative shall relieve any party of any liability or obligations hereunder except to the extent that such party has been materially prejudiced thereby, and then only to such extent.

(b)          Objection. If the Securityholders’ Representative objects to the indemnification of an Indemnified Party in respect of any claim or claims specified in any Claim Certificate, the Securityholders’ Representative shall deliver a written notice specifying in reasonable detail the basis for such objection to the Indemnified Party within thirty (30) days after receipt by the Securityholders’ Representative of such Claim Certificate. Thereafter, the Securityholders’ Representative and the Indemnified Party shall attempt in good faith to agree upon the rights of the respective parties for a period of not less than sixty (60) days after receipt by the Indemnified Party of such written objection with respect to each of such claims to which the Securityholders’ Representative has objected. If the Indemnified Party and the Securityholders’ Representative agree with respect to any of such claims, the Indemnified Party and the Securityholders’ Representative shall promptly prepare and sign a memorandum setting forth such agreement and, if applicable, a joint written instruction to the Escrow Agent. Should the Indemnified Party and the Securityholders’ Representative fail to agree as to any particular item or items or amount or amounts within such sixty (60) day period, then either party shall be entitled to pursue its available remedies for resolving its claim for indemnification. Notwithstanding the foregoing, in the event that the Indemnified Party seeks recovery against the Escrow Amount, the time periods set forth herein shall run concurrently with and be without duplication of the time periods set forth in the Escrow Agreement.

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(c)          Indemnified Party Defense; Settlement. The Indemnified Party shall have the right in its sole discretion to conduct the defense of any Third Party Claim; provided, however, that any settlement of any such Third Party Claim shall be effected with the prior written consent of the Securityholders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed, but if such consent is unreasonably withheld, conditioned or delayed then such consent shall not be required. If any such action or claim is so settled or if there be a final judgment for the plaintiff in any such action, the Indemnified Party shall be entitled to indemnification for the amount of any Loss relating thereto.

(d)          Holder Defense; Settlement. In the event the Indemnified Party elects not to defend the Third Party Claim, the Securityholders’ Representative may defend such claim at the Stockholders’ sole cost and expense. In such event, neither the Securityholders’ Representative nor any Stockholder shall have any right to settle, adjust or compromise any Third Party Claim without the express written consent of the Indemnified Party against whom the Third Party Claim has been asserted, which consent shall not be unreasonably withheld, conditioned or delayed.

(e)          Agreed Claims. Claims for Losses specified in any Claim Certificate to which the Securityholders’ Representative did not object in writing within thirty (30) days of receipt of such Claim Certificate, claims for Losses covered by a memorandum of agreement of the nature described in Section 8.4(b) and claims for Losses the validity and amount of which have been the subject of resolution by arbitration or of a final non-appealable judicial determination are hereinafter referred to, collectively, as “Agreed Claims.” The Indemnified Party shall be entitled to payment for any Agreed Claim within ten (10) Business Days of the determination of the amount of any such Agreed Claims.

(f)          Payment in Parent Common Stock. In the case of any payment to a Buyer Indemnified Party of shares of Parent Common Stock in satisfaction of any claim for Losses specified in any Claim Certificate, (whether or not from the Escrow Fund) then any Seller or the Securityholders’ Representative, as applicable, may elect, in its sole discretion, to satisfy such claim with either (A) cash; or (B) the number of shares of Parent Common Stock equal to the quotient obtained by dividing (i) the amount of Losses specified in such Claim Certificate, by (ii) the Parent Stock Price, rounded to the nearest whole share.

Section 8.5          Treatment of Indemnity Payments. Each payment made pursuant to this Article VIII shall be treated as a purchase price adjustment for Tax purposes, and such agreed treatment shall govern for purposes of this Agreement.

Section 8.6          Remedies Exclusive. The parties hereto agree that, following the Closing, the sole and exclusive remedy for money damages for any matters relating to this Agreement, the Escrow Agreement and any certificate or instrument delivered pursuant hereto shall be the rights to indemnification set forth in this Article VIII. Notwithstanding anything to the contrary contained in this Agreement, the limitations set forth in this Article VIII shall not apply with respect to (i) fraud, willful breach or intentional misrepresentation in connection with the transactions contemplated by this Agreement, or (ii) any equitable remedy, including a preliminary or permanent injunction or specific performance.

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Section 8.7          Securityholders’ Representative.

(a)          The Securityholders’ Representative shall have full power and authority to take all actions under this Agreement and the Escrow Agreement that are to be taken by the Securityholders’ Representative. The Securityholders’ Representative shall take any and all actions which she believes are necessary or appropriate under this Agreement and the Escrow Agreement, including, without limitation, executing the Escrow Agreement as Securityholders’ Representative, giving and receiving any notice or instruction permitted or required under this Agreement or the Escrow Agreement by the Securityholders’ Representative, interpreting all of the terms and provisions of this Agreement and the Escrow Agreement, authorizing payments to be made with respect hereto or thereto, defending all indemnity claims against the Escrow Amount pursuant to Section 8.2 (an “Indemnity Claim”), consenting to, compromising or settling all Indemnity Claims, conducting negotiations with Parent, Buyer and their respective agents regarding such claims, dealing with Parent, Buyer and the Escrow Agent under this Agreement, taking any all other actions specified in or contemplated by this Agreement or the Escrow Agreement, and engaging counsel, accountants or other representatives in connection with the foregoing matters. Without limiting the generality of the foregoing, the Securityholders’ Representative shall have the full power and authority to interpret all the terms and provisions of this Agreement and the Escrow Agreement and to consent to any amendment hereof or thereof in her capacity as Securityholders’ Representative.

(b)          The Company, the Sellers, Parent and Buyer each hereby authorize the Securityholders’ Representative to:

(i)          Receive all notices or documents given or to be given to Securityholders’ Representative pursuant hereto or to the Escrow Agreement or in connection herewith or therewith and to receive and accept services of legal process in connection with any suit or proceeding arising under this Agreement or the Escrow Agreement;

(ii)         Engage counsel, and such accountants and other advisors and incur such other expenses in connection with this Agreement or the Escrow Agreement and the transactions contemplated hereby or thereby as the Securityholders’ Representative may in her sole discretion deem appropriate;

(iii)        After the Closing, take such action as the Securityholders’ Representative may in her sole discretion deem appropriate in respect of: (A) waiving any inaccuracies in the representations or warranties of Parent and Buyer contained in this Agreement or in any document delivered by Parent or Buyer pursuant hereto; (B) taking such other action as the Securityholders’ Representative is authorized to take under this Agreement or the Escrow Agreement; (C) receiving all documents or certificates and making all determinations, in her capacity as Securityholders’ Representative, required under this Agreement or the Escrow Agreement; and (D) all such actions as may be necessary to carry out any of the transactions contemplated by this Agreement and the Escrow Agreement, including, without limitation, the defense and/or settlement of any claims for which indemnification is sought pursuant to this Article VIII and any waiver of any obligation of Parent or Buyer.

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(c)          The Securityholders’ Representative shall have no duties to the Sellers or liability to the Sellers with respect to any action taken, decision made or instruction given by the Securityholders’ Representative in connection with the Escrow Agreement or this Agreement.

(d)          The Securityholders’ Representative shall be indemnified for and shall be held harmless against any loss, liability or expense incurred by the Securityholders’ Representative or any of her Affiliates and any of their respective partners, directors, officers, employees, agents, stockholders, consultants, attorneys, accountants, advisors, brokers, representatives or controlling persons, in each case relating to such Securityholders’ Representative’s conduct as Securityholders’ Representative, other than losses, liabilities or expenses resulting from such Securityholders’ Representative’s willful misconduct in connection with its performance under this Agreement and the Escrow Agreement. This indemnification shall survive the termination of this Agreement. The costs of such indemnification (including the costs and expenses of enforcing this right of indemnification) shall be paid by the Stockholders. The Securityholders’ Representative may, in all questions arising under this Agreement, rely on the advice of counsel and for anything done, omitted or suffered in good faith by the Securityholders’ Representative in accordance with such advice, the Securityholders’ Representative shall not be liable to the Sellers or the Escrow Agent or any other person. In no event shall the Securityholders’ Representative be liable hereunder or in connection herewith for (i) any indirect, punitive, special or consequential damages, or (ii) any amounts other than those that are satisfied out of the Escrow Amount.

(e)          The Securityholders’ Representative shall have reasonable access to information of and concerning any Indemnity Claim and which is in the possession, custody or control of Parent or Buyer and the reasonable assistance of Parent’s and Buyer’s officers and employees for purposes of performing the Securityholders’ Representative’s duties under this Agreement or the Escrow Agreement and exercising its rights under this Agreement and the Escrow Agreement, including for the purpose of evaluating any Indemnity Claim against the Escrow Fund by Parent or Buyer; provided that the Securityholders’ Representative shall treat confidentially and not, except in connection with enforcing its rights under this Agreement and the Escrow Agreement, disclose any nonpublic information from or concerning any Indemnity Claim to anyone (except to the Securityholders’ Representative’s attorneys, accountants or other advisers, to Sellers and on a need-to-know basis to other individuals who agree to keep such information confidential).

(f)          In the performance of her duties hereunder, the Securityholders’ Representative shall be entitled to (i) rely upon any document or instrument reasonably believed to be genuine, accurate as to content and signed by any Seller, any Stockholder or any party hereunder and (ii) assume that any Person purporting to give any notice in accordance with the provisions hereof has been duly authorized to do so.

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(g)          The Stockholders (based on a majority-in-interest of the property held in the Escrow Fund) shall have the right at any time during the term of the Escrow Agreement to remove the then-acting Securityholders’ Representative to appoint a successor Securityholders’ Representative; provided, however, that neither such removal of the then-acting Securityholders’ Representative nor such appointment of a successor Securityholders’ Representative shall be effective until the delivery to the Escrow Agent of executed counterparts of a writing signed by each such Stockholder with respect to such removal and appointment, together with an acknowledgement signed by the successor Securityholders’ Representative appointed in such writing that he, she or it accepts the responsibility of successor Securityholders’ Representative and agrees to perform and be bound by all of the provisions of this Agreement applicable to the Securityholders’ Representative. Each successor Securityholders’ Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Securityholders’ Representative, and the term “Securityholders’ Representative” as used herein and in the Escrow Agreement shall be deemed to include any interim or successor Securityholders’ Representative.

(h)          Subject to Section 8.7(g), the appointment of the Securityholders’ Representative hereunder is irrevocable and any action taken by the Securityholders’ Representative pursuant to the authority granted in this Section 8.7 shall be effective and absolutely binding as the action of the Securityholders’ Representative under this Agreement or the Escrow Agreement.

Article IX - TERMINATION, AMENDMENT AND WAIVER

Section 9.1          Termination. This Agreement may be terminated at any time prior to the Closing as follows:

(a)          by the mutual written consent of Parent and Buyer, on the one hand, and the Company on the other hand (on behalf of itself, each other Seller and the Securityholders’ Representative);

(b)          by either the Company (on behalf of itself, each other Seller and the Securityholders’ Representative), on the one hand, or Parent and Buyer, on the other hand, by written notice to the other:

(i)          if any Governmental Authority of competent jurisdiction shall have issued an injunction or taken any other action (which injunction or other action the parties hereto shall use their best efforts to lift) that permanently restrains, enjoins or otherwise prohibits the consummation of the Transaction, and such injunction shall have become final and non-appealable;

(ii)         if the Closing shall not have occurred prior to 5:00 pm (Boston time) on March 31, 2014; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(c)          by the Company (on behalf of itself and the Securityholders’ Representative), if the Company is not then in material breach of any material term of this Agreement, upon written notice to Parent and Buyer, upon a material breach of any representation, warranty or covenant of Parent or Buyer contained in this Agreement, provided that such breach is not capable of being cured or has not been cured within 30 days after the giving of written notice thereof by the Company to Parent and Buyer, such that the conditions set forth in Section 7.1 and Section 7.3 cannot be satisfied or cured prior to the date set forth in Section 9.1(b)(ii); or

Asset Purchase Agreement and Plan of Reorganization – Page 70

(d)          by Parent and Buyer, if neither Parent nor Buyer is then in material breach of any material term of this Agreement, upon written notice to the Company, upon a material breach of any representation, warranty or covenant of the Company or any Seller contained in this Agreement, provided that such breach is not capable of being cured or has not been cured within 30 days after the giving of written notice thereof by Parent and Buyer to the Company, such that the conditions set forth in Section 7.1 and Section 7.2 cannot be satisfied or cured prior to the date set forth in Section 9.1(b)(ii).

Section 9.2          Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of any party hereto or its directors, officers, employees, partners, members or stockholders and all rights and obligations of any party hereto shall cease, except for the agreements contained in Section 6.4, this Section 9.2 and Article X; provided, however, that nothing contained in this Section 9.2 shall relieve any party from breaches of this Agreement on account of fraud, willful breach or intentional misrepresentation in connection with the transactions contemplated by this Agreement.

Section 9.3          Amendment. This Agreement may only be amended by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.4          Extension; Waiver. At any time prior to the Closing, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced. Waiver of any term or condition of this Agreement by a party shall not be construed as a waiver of any subsequent breach or waiver of the same term or condition by such party, or a waiver of any other term or condition of this Agreement by such party.

Article X - GENERAL PROVISIONS

Section 10.1        Notices. All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given if delivered personally, sent by overnight courier (providing written proof of delivery) or via facsimile (providing written proof of transmission), in each case with a copy via electronic mail to the parties at the following addresses, facsimile numbers or e-mail addresses (or at such other address for a party as specified by like notice):

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(a)          if to Sellers, to:

Unicorn Media, Inc.

401 S. Mill Ave.

Tempe, AZ 85281

Fax: (480) 214-4883

Attention: William H. Rinehart

email:    b@umedia.com

with a copy to (which shall not constitute notice):

Weiss Brown PLLC

6263 N. Scottsdale Road, Suite 340

Scottsdale, Arizona 85250

Attention: Scott K. Weiss

email: scott.weiss@weissbrown.com

(b)          if to Parent or Buyer, to:

Brightcove Inc.

290 Congress Street

4th Floor

Boston MA 02210

Fax: (617) 395-8352

Attention:      General Counsel

email:            afeinberg@brightcove.com

with a copy to (which shall not constitute notice):

Goodwin Procter LLP

Exchange Place

53 State Street

Boston, MA 02109

Fax: (617) 523-1231

Attention:     William J. Schnoor, Esq.

Joseph C. Theis, Esq.

e-mail:          wschnoor@goodwinprocter.com

jtheis@goodwinprocter.com

(c)          If to Securityholders’ Representative, to:

Vickie B. Wittie

c/o Weiss Brown PLLC

6263 N. Scottsdale Road, Suite 340

Scottsdale, Arizona 85250

email:     vickie@umedia.com

with a copy to (which shall not constitute notice):

Weiss Brown PLLC

6263 N. Scottsdale Road, Suite 340

Scottsdale, Arizona 85250

Attention: Scott K. Weiss

email: scott.weiss@weissbrown.com

Asset Purchase Agreement and Plan of Reorganization – Page 72

Section 10.2        Entire Agreement. This Agreement, together with the Schedules and Exhibits hereto, and any documents executed by the parties simultaneously herewith or pursuant thereto, including without limitation the Ancillary Agreements, constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, written and oral, among the parties with respect to the subject matter hereof.

Section 10.3        Assignment. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

Section 10.4        Severability. If any provision of this Agreement, or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

Section 10.5        Interpretation. When a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference will be to an Article or Section of, or a Schedule or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms used herein with initial capital letters have the meanings ascribed to them herein and all terms defined in this Agreement will have such defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein, or in any agreement or instrument that is referred to herein, means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

Section 10.6        Fees and Expenses. Whether or not the Transaction is consummated, each party shall bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement.

Asset Purchase Agreement and Plan of Reorganization – Page 73

Section 10.7        Choice of Law/Consent to Jurisdiction. All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to its rules of conflict of laws. Each party hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the Commonwealth of Massachusetts and of the United States District Court for the District of Massachusetts, in each case, located in the City of Boston, Massachusetts (the “Chosen Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Chosen Courts and agrees not to plead or claim in any Chosen Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (a) to the extent such party is not otherwise subject to service of process in the Commonwealth of Massachusetts, to appoint and maintain an agent in the Commonwealth of Massachusetts as such party’s agent for acceptance of legal process and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to clauses (a) or (b) above shall have the same legal force and effect as if served upon such party personally within the Commonwealth of Massachusetts.

Section 10.8        Mutual Drafting. The parties hereto are sophisticated and have been represented by attorneys throughout the transactions contemplated hereby who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any agreement or instrument executed in connection herewith, and therefore waive their effects.

Section 10.9        Miscellaneous. This Agreement (a) shall be binding upon and inure to the benefits of the parties hereto and their respective successors and assigns and is not intended to confer upon any other Person (except as set forth below) any rights or remedies hereunder and (b) may be executed in two or more counterparts which together shall constitute a single agreement. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

PARENT:

BRIGHTCOVE INC.

By:	/s/ David Mendels
Name: David Mendels
Title: Chief Executive Officer

BUYER:

CACTI ACQUISITION LLC

By:	Brightcove Inc., its sole member

By:	/s/ David Mendels
Name: David Mendels
Title: Chief Executive Officer

COMPANY:

UNICORN MEDIA, INC.

By:	/s/ William H. Rinehart
William H. Rinehart, Chief Executive Officer

SELLER SUBSIDIARIES:

UNICORN MEDIA OF ARIZONA, INC.

By:	/s/ William H. Rinehart
William H. Rinehart, Chief Executive Officer

U MEDIA LIMITED

By:	/s/ William H. Rinehart
William H. Rinehart, member

SECURITYHOLDERS’ REPRESENTATIVE:

/s/ Vickie B. Wittie
Vickie B. Wittie (not in her individual capacity, but as an agent of the Stockholders pursuant to the terms of this Agreement)